Exhibit 99.3

PURCHASE AGREEMENT

BY AND AMONG

ASCRIBE III INVESTMENTS LLC,

BASIC ENERGY SERVICES, INC.,

NEXTIER HOLDING CO.

AND

C&J WELL SERVICES, INC.

Dated as of March 9, 2020

Exhibits

Exhibit 1.1(a)	Escrow Agreement
Exhibit 1.1(b)	Exchange Agreement
Exhibit 1.1(c)	Transition Services Agreement
Exhibit 1.1(d)	Working Capital Guidelines
Exhibit 7.6	R&W Policy Binder
Exhibit 8.2(c)	Employment Agreement

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated March 9, 2020, is made and entered into by and among Basic Energy Services, Inc., a Delaware corporation (“Buyer”); Ascribe III Investments LLC, a Delaware limited liability company (“Ascribe”); NexTier Holding Co., a Delaware corporation (“Seller”); and C&J Well Services, Inc., a Delaware corporation (the “Company”).  Buyer, Ascribe, Seller and the Company are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, the Company is engaged in the business of providing oil and gas field services, specializing in workover rig services and fluids management associated with the servicing of oil and gas wells;

WHEREAS, Seller is the sole and exclusive, record and beneficial owner of all of the issued and outstanding shares of capital stock of the Company (the “Shares”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Shares for the consideration described herein; and

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees as follows:

ARTICLE I

DEFINITIONS

Section 1.1          Definitions.  The following terms, as used in this Agreement, shall have the following respective meanings:

“Action” means any action, mediation, suit, litigation, arbitration, claim, proceeding, investigation, audit, examination, review, inquiry or subpoena of any nature (civil, criminal, administrative, regulatory or otherwise, whether at law or equity), by or before or otherwise involving any arbitrator or Governmental Entity.

“Acceleration Event” means the Bankruptcy of Buyer or a Change in Control, provided that Seller is the holder of the Senior Notes at the time of such event.

“Adjustment Escrow Amount” means $2,000,000.

“Adjustment Escrow Fund” means the Adjustment Escrow Amount, as adjusted from time to time pursuant to the terms of the Escrow Agreement.

“Affiliate” means, in relation to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that Ascribe shall not be deemed an Affiliate of Buyer for purposes of this Agreement.

“Ascribe Funds” means, collectively, Ascribe Opportunities Fund III, L.P. and Ascribe Opportunities Fund III(B), L.P.

“Ascribe Guarantees” means the Guarantees, dated the date hereof, by the Ascribe Funds with respect to the obligations of Ascribe hereunder.

“Ascribe Indemnified Parties” means Ascribe and its Affiliates, and each of their respective successors and assigns.

“Audit” means any audit, assessment, claim, examination or other inquiry relating to Taxes by any Tax Authority or any judicial or administrative proceeding relating to Taxes.

“Bankruptcy” shall mean the institution of any proceedings under federal or state laws for relief of debtors, including filing of a voluntary or involuntary petition in bankruptcy or the obtaining of an order for relief, or the assignment of the Person’s property for the benefit of creditors, or the appointment of a receiver, trustee or a conservator of any substantial portion of the Person’s assets or the seizure by a sheriff, receiver, trustee or conservator of any substantial portion of the Person’s assets.

“Business” means the well servicing business as conducted by Buyer, including workover rigs, fluids management and fishing and rental services tied to workover applications, but excluding hydraulic fracturing, wireline, pumpdown, cementing and coil tubing services.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“Business Employee” means each Person who is employed by a Group Company, including those employees on medical leave, family leave, military leave or personal leave under any policy of the Group Company or any of its Affiliates.

“Business Service Provider” means each individual who is not employed by a Group Company but who provides services to the Group Company, including any directors, independent consultants and/or contractors engaged by the Group Company.

“Buyer Indemnified Parties” means Buyer and its Affiliates, and each of their respective successors and assigns.

“Cap Amount” means Four Hundred Sixty Eight Thousand Five Hundred Dollars ($468,500).

“Cash” means, without duplication, the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including foreign cash, checks received but not yet cleared, deposits, marketable securities and short term investments) of the Group Companies as of the opening of business on the Closing Date, determined in accordance with GAAP, which shall be calculated net of any checks outstanding and any monetary obligations arising from cash/book overdrafts.

“Cash Purchase Price” means an amount equal to (a) Fifty-Nine Million Three Hundred Fifty Thousand Dollars ($59,350,000) plus (b) the Estimated Working Capital Surplus, if any, and minus (c) the Estimated Working Capital Deficit, if any.

“Change in Control” shall mean the occurrence, after the date of this Agreement and after giving effect to the transactions contemplated by this Agreement, the Exchange Agreement and the other transaction agreements entered into in connection with the foregoing, of one or more of the following events:

(a) any sale, lease, transfer, conveyance or other disposition (in one transaction or a series of related transactions) of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act, unless immediately following such sale, lease, transfer, conveyance or other disposition in compliance with the Indenture such properties or assets are owned, directly or indirectly, by Buyer or a wholly-owned Restricted Subsidiary of Buyer, in each case which occurrence is followed by a Rating Decline within 90 days thereafter;

(b) the approval by the holders of Capital Stock of Buyer of any plan or proposal for the liquidation or dissolution of Buyer; or

(c) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of Buyer, which occurrence is followed by a Rating Decline within 90 days thereafter.

For the purposes of this definition, capitalized terms used in this definition but not defined in this Agreement have the meanings set forth in the Indenture.

“Closing Payment” means an amount equal to (a) the Cash Purchase Price, minus (b) the sum of (i) the Adjustment Escrow Amount, (ii) the Company Indebtedness, if any, and (iii) the aggregate amount of the Seller Transaction Expenses.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company ERISA Affiliate” means any entity that is a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes or included any of the Group Companies.

“Company Indebtedness” means the aggregate amount of any Indebtedness of the Group Companies outstanding as of immediately prior to the Closing.

“Company Intellectual Property” means Company Owned Intellectual Property and Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” means any Intellectual Property that is licensed to the Group Companies by another Person and is material to the conduct of the Business.

“Company Owned Intellectual Property” means any Intellectual Property that is owned by the Group Companies and is material to the conduct of the Business.

“Confidentiality Agreement” means that certain confidentiality agreement by and between the C&J Energy Services, Inc. and Buyer dated September 5, 2019.

“Contract” means any legally enforceable agreement to which a Group Company is a party and is bound.

“Court Judgment” means that certain judgment entered by the United States District Court for the District of North Dakota in Case Number 1:19-cr-079, dated August 28, 2019, concerning alleged violations by the Company of the federal Occupational Safety and Health Act.

“Employee Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), as well as each other benefit, retirement, employment, consulting, compensation, profit sharing, commission, bonus, stock or other equity, equity-based, option, incentive compensation, restricted stock, stock appreciation right or similar right, phantom equity, profits interests, change in control, retention, severance, deferred compensation, vacation, paid time off, welfare, medical, dental, vision, flexible benefit, cafeteria, dependent care, and fringe-benefit agreement, plan, policy, arrangement and program, whether or not reduced to writing, that (i) provides benefits or compensation to any current or former Business Employee or Business Service Provider with respect to his or her employment or service with a Group Company or any of its Affiliates, (ii) is adopted, maintained, sponsored, contributed to, or required to be contributed to by any Group Company, or (iii) with respect to which a Group Company is a party, participates in, or has or could reasonably be expected to have any Liability with respect thereto, whether actual or contingent, or direct or indirect.  Notwithstanding anything herein to the contrary, the term Employee Benefit Plan shall not include (x) the qualified defined contribution retirement plan or any “welfare plan” (as defined in Section 3(1) of ERISA) of Seller or (y) equity, equity-based, option, incentive compensation, restricted stock, stock appreciation or similar right, phantom equity or profits interests of Seller, in each case, with respect to which the Group Companies will have no Liability following the Closing.

“Environmental, Health & Safety Laws” means all federal, state and local Laws relating to protection of the human health and safety, or the environment, including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air, pollution control and Hazardous Substances, including, the federal Occupational Safety and Health Act and any rules and regulations promulgated pursuant thereto.

“Environmental Permits” means all Licenses applicable to the Business issued pursuant to Environmental, Health & Safety Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means JP Morgan Chase Bank, National Association.

“Escrow Agreement” means the Escrow Agreement, dated as of the Closing Date, among Buyer, Seller and the Escrow Agent, attached hereto as Exhibit 1.1(a).

“Estimated Working Capital Deficit” means the amount, if any, by which the Target Net Working Capital exceeds the Estimated Working Capital, as set forth on the Closing Date Financial Certificate.

“Estimated Working Capital Surplus” means the amount, if any, by which the Estimated Working Capital, as set forth on the Closing Date Financial Certificate, exceeds the Target Net Working Capital.

“Exchange Agreement” means the Exchange Agreement between Ascribe and Buyer in the form of Exhibit 1.1(b).

“Fraud” means an act, committed by a Party hereto, with intent to deceive another Party hereto, or to induce such other Party to enter into this Agreement and requires:  (i) a false representation contained in Article III, Article IV or Article V of this Agreement, as applicable; (ii) with actual knowledge (as opposed to imputed or constructive knowledge) that such representation is false or the Person making such representation believes it is false; (iii) with an intention to induce the other Person to whom such representation is made to enter into this Agreement or otherwise act or refrain from acting in reliance upon it; (iv) causing that other Person, in reliance upon such false representation to enter into this Agreement or otherwise take or refrain from taking action; and (v) causing such other Person to suffer damage by reason of such reliance.

“Fundamental Representations” means collectively the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), Section 3.4 (Company Subsidiaries), Section 3.13 (Tax Returns; Taxes), Section 3.18 (Certain Fees), Section 4.2 (Authorization) and Section 4.3 (Share Ownership), Section 5.1 (Organization), Section 5.2 (Authorization), Section 6.1 (Organization), and Section 6.2 (Authorization).

“GAAP” means generally accepted accounting principles in the United States, as applied consistently.

“Governmental Entity” means any federal, state, foreign, or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

“Group Companies” means, collectively, the Company and each of its Subsidiaries and “Group Company” shall refer to each of the Company and its Subsidiaries.

“Hazardous Substance” means any waste, pollutant, contaminant, hazardous substance, toxic or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by the Group Companies are governed by or subject to applicable Law.

“Indebtedness” means all (a) all indebtedness or obligations (including the principal amount thereof and, if applicable, the accrued amount thereof and the amount of accrued and unpaid interest thereon), whether long-term or short-term, for borrowed money or for the deferred purchase price or conditional sale of property or services (including reimbursement and all other obligations whether or not represented by surety bonds, letters of credit, bankers’ acceptances, bank guarantees, or similar facilities or instruments) whether owed to banks, to financial institutions, to Governmental Entities, on equipment leases or otherwise, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) amounts drawn under outstanding letters of credit, (d) capitalized lease obligations (but excluding operating lease obligations), (e) guaranties and obligations secured by a Lien (other than Permitted Liens) (but excluding operating lease obligations), (f) amounts due under any future derivative, swap, collar, put, call, forward purchase or sale transaction, fixed price contract or other agreement that is intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in interest rates, currencies basis risk or the price of commodities, (g) all customer deposits, (h) the aggregate amount of deferred compensation obligations and the employer’s portion of any employment, payroll or social security taxes with respect thereto and (i) with respect to each of the foregoing existing as of the Closing, (A) interest accrued thereon and (B) prepayment or similar premiums, penalties and expenses with respect thereto, but, in the case of clause “(B),” only if and to the extent such indebtedness is repaid in full as of the Closing Date or in connection with the Closing.

“Indemnified Party” means a Buyer Indemnified Party, Seller Indemnified Party or Ascribe Indemnified Party.

“Indenture” means the Indenture dated as of October 2, 2018, between Buyer and UMB Bank, N.A., as Trustee and Collateral Agent, relating to the 10.75% Senior Secured Notes due 2023, as the same may be amended from time to time.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) trademarks, service marks, trade dress, corporate names, trade names, and Internet domain names, registrations and applications therefor and any goodwill associated with each of the foregoing; (b) patents and patent applications; (c) copyrights and copyrightable works and registrations and applications therefor; and (d) trade secrets, confidential information and know how.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to the Company or Seller, all facts actually known by Sterling Renshaw, Dawn Clagg, Austin Berliner, Wade Percival, Abhishek Naik and Les Teague, after due inquiry in connection with the negotiation and execution of this Agreement.

“Law” means any statutes, rules, codes, regulations, ordinances or orders of, or issued by, Governmental Entities.

“Legal Dispute” means any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Liability” means, with respect to any Person, any liability or debt of such Person of any kind, character, description or nature whatsoever, whether known or unknown and whether or not the same is required to be accrued on the financial statements of such Person.

“Licenses” means all licenses, permits (including environmental, construction and operation permits) and certificates issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances.

“Losses” means any claims, Liabilities, obligations, damages, losses, costs, expenses, penalties, fines or judgments (at equity or at law, including statutory and common) whenever arising or incurred (including reasonable attorneys’ fees and expenses, any payments made with respect to deductible or retention amounts with respect to insurance coverage, and out of pocket costs of investigating, pursuing and defending any claim hereunder).

“Material Adverse Effect” means any state of facts, change, event, effect or occurrence (when taken together with all other states of fact, changes, events, effects or occurrences) that is, or is reasonably likely to be, individually or in the aggregate, materially adverse to the financial condition, results of operations, properties, assets or Liabilities of the Group Companies taken as a whole; provided, that, a “Material Adverse Effect” shall not include any state of facts, change, event, effect or occurrence arising out of or attributable to (a) a downturn in general economic, business or regulatory conditions, (b) the industries and markets in which the Group Companies operate, (c) the United States or world economies or securities or financial markets, (d) earthquakes, hostilities, acts of war or terrorism, (e) the failure of the Group Companies to meet any projections (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining, whether a Material Adverse Effect has occurred or is reasonably likely to occur) or (f) any change in applicable Laws or GAAP; provided, that the exceptions provided in clauses “(a),” “(b),” “(c)” and “(d)” shall only apply so long as and to the extent that the state of facts, change, event, effect or occurrence does not affect the Group Companies in a materially disproportionate manner when compared to the effect of such state of facts, change, event, effect or occurrence on other Persons in the industry in which the Group Companies operate.

“Net Working Capital” means (a) the current assets of the Group Companies (excluding Cash but including inventory, accounts receivable, prepaid expenses and other current assets), minus (b) the current liabilities of the Group Companies (excluding income Taxes payable, but including accounts payable, payroll payable, and accrued liabilities), in each case, determined as of immediately prior to the Closing and calculated in accordance with Section 2.5 and the Working Capital Guidelines.

“Net Working Capital Deficit” means the amount by which the Estimated Working Capital is greater than the Net Working Capital.

“Net Working Capital Surplus” means the amount by which the Net Working Capital is greater than the Estimated Working Capital.

“NLRB” means the United States National Labor Relations Board.

“Ordinary Course” means the ordinary course of business of the Group Companies, consistent with past practice.

“Par Value” means the outstanding principal and accrued interest of the Senior Notes as of any applicable date.

“Permitted Liens” means (a) Liens for (i) Taxes not yet due and payable or (ii) Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with GAAP, (b) statutory Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen, and repairmen incurred in the Ordinary Course and not yet delinquent, (d) in the case of Company Real Property, in addition to clauses “(a),” “(b)” and “(c),” zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present ownership of, use of or occupancy of the affected parcel by the Group Companies, (e) in the case of Intellectual Property, third party license agreements entered into in the Ordinary Course and (f) liens incurred in connection with capital lease obligations of the Group Companies.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“Plea Agreement” means that certain Plea Agreement entered into between the United States of America and the Company concerning Case Number 1:19-cr-079 filed in the United States District Court for the District of North Dakota concerning alleged violations by the Company of the federal Occupational Safety and Health Act.

“Post-Closing Tax Period” means any Tax Period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax Period ending on or before the Closing Date and that portion of any Straddle Period ending at the close of business on the Closing Date.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.

“Release and Termination Agreement” means evidence of Lien terminations and guaranty releases, in form and substance reasonably satisfactory to Buyer, to allow for the payoff, discharge and termination in full on or prior to the Closing Date of all obligations of the Group Companies in respect of Company Indebtedness of the type referred to in clauses “(a) and (b)” of the definition of Indebtedness and any related Liens granted by the relevant member of the Group Companies (other than Permitted Liens).

“R&W Policy” means a stand-alone representation and warranty insurance policy purchased by Buyer in connection with the transactions contemplated by this Agreement.

“Seller Indemnified Parties” means Seller and its Affiliates, and each of their respective successors and assigns.

“Schedules” means the Schedules referenced herein and delivered by Seller to Buyer in accordance with the express terms of this Agreement.

“Seller Litigation” means all claims or litigation of the Group Companies with respect to the matters listed on Schedule 9.2(g) to the extent, but only to the extent, such claims or litigation are based upon any facts occurring on or prior to the date hereof, and, for clarity, specifically excluding any and all other claims and litigation matters set forth on Schedule 3.11.

“Seller Transaction Expenses” means (a) all legal, accounting, financial advisory and other advisory, transaction or consulting fees and expenses incurred by the Group Companies or Seller, (b)(i) any change of control, severance, retention, bonus, equity appreciation, phantom equity or similar payments due and payable by the Group Companies, (ii) other accelerations or increases in rights or benefits of the Group Companies’ employees under any plan, agreement or arrangement of the Group Companies and (iii) accrued but unpaid severance amounts, early termination, early retirement, retiree medical and / or other retirement obligations in respect of termination of service of any employee of the Group Companies whose retirement or termination occurred prior to the Closing, which such obligations, in this clause “(b),” arise or accrue either on or before the Closing Date (including, without limitation, obligations payable following the Closing Date) in connection with the consummation of the transactions contemplated by this Agreement, including, in all cases, all Taxes that are payable by the Group Companies in connection with or as a result of the payment of such obligations, (c) any social security, Medicare, unemployment or other employment, withholding or payroll Tax or similar amount owed by the Group Companies or Seller with respect to any of the transactions contemplated by this Agreement, (d) 50% of the premium of the R&W Policy, (e) 50% of the fees associated with the Escrow Agreement and (f) all third-party expenses related to Seller or the Group Companies that arise, or are triggered or become due or payable, as direct or indirect result of the consummation (whether alone or in combination with any other event or circumstance) of any of the transactions contemplated by this Agreement, in each case, whether in clause “(a)” through clause “(f),” solely to the extent not paid prior to the Closing.

“Senior Notes” means those certain 10.75% senior secured notes due October 2023, with a $300 million aggregate principal amount, issued by Buyer to Ascribe in an aggregate amount equal to Thirty-Four Million Three Hundred Fifty Thousand Dollars ($34,350,000).  As used in this Agreement, the term “Senior Notes” refers only to those notes held by Seller and shall not refer to notes held by any other Person, it being understood that the rights of Seller set forth in Section 7.1 shall not be assignable and shall terminate, as to any note or portion thereof or interest therein, in the event of the sale, transfer or other disposition of such note or portion thereof or interest therein pursuant to Section 7.1, other than the right of Seller to receive the proceeds of such sale, transfer or other disposition and a Make-Whole Payment, if any, upon consummation of such sale, transfer or other disposition by Seller.

“Subsidiary or Subsidiaries” means any Person of which any other specified Person owns, directly or indirectly through a Subsidiary, a nominee arrangement or otherwise, at least a majority of the outstanding capital stock (or other units of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body or the legal power to direct the business or policies of such Person.

“Target Net Working Capital” means $21,259,963.

“Tax” or “Taxes” means (a) any and all federal, state, local and foreign taxes, including taxes based upon or measured by gross receipts, income, profits, gain, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, alternative minimum, estimated, stamp, excise and property taxes, in each case, whether imposed directly or through withholding, and whether disputed or not; (b) all interest, penalties and additions imposed with respect to such amounts or such interest, penalties, or additions; (c) any Liability for amounts described under clauses “(a)” or “(b)” under applicable Law as a transferee, successor or as a result of being a member of a past or current affiliated, consolidated, unitary or similar group (including under Treasury Regulations Section 1.1502-6) for any period or otherwise through operation of Law and (d) any Liability for the payment of amounts described in clauses “(a),” “(b)” or “(c)” as a result of any Tax sharing, Tax indemnity or Tax allocation agreement or any other express or implied agreement.  Grammatical variations of the term “Tax,” such as “Taxable” or “Taxing,” shall have correlative meanings.

“Tax Authority” means the IRS and any other domestic or foreign Governmental Entity responsible for the administration and/or collection of any Taxes.

“Tax Law” means any Law (whether domestic or foreign) relating to Taxes.

“Tax Period” means any period prescribed by any Tax Authority for which a Tax Return is required to be filed and/or for which a Tax is required to be paid.

“Tax Return” means any return, report or statement filed or required to be filed with respect to the determination, assessment, or collection of any Tax or the administration of any Tax Laws (including any elections, declarations, schedules or attachments thereto, and any amendment or supplement thereof), including any information return, estimate, claim for refund, amended return or declaration of estimated Tax.

“Transaction Deductions” means the sum of all items of loss or deduction for U.S. federal income tax purposes resulting from or attributable to (a) the payment of legal, financial advisory, accounting and other fees and expenses of the Group Companies (but not of Buyer) in connection with the transactions contemplated hereby, including the Seller Transaction Expenses and (b) any other payment contemplated by this Agreement that is in the nature of compensation for U.S. federal income tax purposes.

“Transition Services Agreement” means the Transition Services Agreement among Seller or one of more of its Affiliates, the Company, and Buyer, substantially in the form attached hereto as Exhibit 1.1(c).

“Transfer” means any direct or indirect voluntary or involuntary transfer, sale, assignment, pledge or other disposition or encumbrance.

“Transfer Taxes” means all sales (including bulk sales), use, transfer, recording, value added, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement.

“Treasury Regulations” means the income Tax regulations promulgated under the Code.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local Law.

“Working Capital Guidelines” means the guidelines set forth in Exhibit 1.1(d) hereto.

Section 1.2  Other Definitions.  Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Accounting Firm	2.5(d)
Agreement	Preamble
Ascribe	Preamble
Base Purchase Price	2.2(a)
Buyer	Preamble
Buyer Controlled Claims	9.5(a)
Buyer Losses	9.2
Closing	8.1
Closing Date	8.1
Closing Date Financial Certificate	2.4
Company	Preamble
Company Contracts	3.12(a)
Company Real Property	3.9(a)
Confidential Information	7.8(b)
Continuation Period	7.3(a)
Continuing Employee	7.3(a)
Data Room	1.3(c)
Deductible Amount	9.6(a)
Employment Agreement	8.2(c)
Environmental Threshold Amount	9.6(c)
Estimated Working Capital	2.4
Excluded Facilities	7.7(a)
Final Working Capital Statement	2.5(e)
Financial Statements	3.6(a)
Holding Period	7.1(b)
ICE	3.17(h)
Indemnifying Party	9.5(a)
Lease	3.9(b)
Leased Real Property	3.9(a)
Major Customers	3.21(a)
Major Suppliers	3.21(b)
Make-Whole Payment	7.1(c)
New Plans	7.3(b)
New Welfare Plans	7.3(b)
Notice of Disagreement	2.5(c)
Old Plans	7.3(b)
Owned Real Property	3.9(a)
Parties	Preamble
Party	Preamble
Per Diem Taxes	7.2(b)
Preliminary Working Capital Statement	2.5(b)
Purchase Price	2.2
Purchase Price Adjustment	2.5(a)
Redemption Date	7.1(b)
Sale Price	7.1(c)
Securities Act	5.6(a)
Seller	Preamble
Seller Losses	9.3
Senior Notes Transfer	2.3(b)
Shares	Recitals
Straddle Period	7.2(b)
Terminated Employee	7.3(a)
Third Party Claim	9.5(a)
Transfer Tax Returns	7.2(c)

Section 1.3  Construction.

(a)  Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other genders, (iii) the words “include,” “includes” and “including ” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation,” (iv) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s) unless references are to “Business Days,” (vi) the terms “year” and “years” mean and refer to calendar year(s) and (vii) references to dollars or $ refer to United States dollars.

(b)  Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof.  All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c)  Whenever this Agreement indicates that the Group Companies or Seller have “made available” or “delivered” any document to Buyer, such statement will mean that such document was made available for viewing in the Donnelley Financial Solutions virtual data room (the “Data Room”) on or before March 6, 2020 and not removed on or prior to the date hereof.

(d)  This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

ARTICLE II

PURCHASE AND SALE

Section 2.1  Purchase and Sale of the Units.  Pursuant to the terms and conditions of this Agreement, at the Closing, Seller will sell, transfer and deliver to Buyer, free and clear of all Liens, and Buyer will purchase and acquire from Seller, all of the Shares.

Section 2.2  Purchase Price.  Subject to Section 2.5, the aggregate purchase price for the Shares (the “Purchase Price”) shall be an amount equal to the sum of the following, payable in accordance with Section 2.3:

(a)  Ninety-Three Million Seven Hundred Thousand Dollars ($93,700,000) (the “Base Purchase Price”);

(b)  plus the Estimated Working Capital Surplus, if any; and

(c)  minus the Estimated Working Capital Deficit, if any.

Section 2.3  Payment of Purchase Price and Other Amounts at Closing.

(a)  At the Closing, Buyer shall:

(i)  pay to Seller (i) the Closing Payment as well as (ii) any Cash amounts held by the Group Companies immediately prior to the Closing, by wire transfer of immediately available funds to the bank account or accounts designated to Buyer not less than two Business Days prior to the Closing Date;

(ii)  on behalf of the Company, pay to such account or accounts as the Company specifies to Buyer pursuant to the Closing Date Financial Certificate, the aggregate amount of any Company Indebtedness;

(iii)  on behalf of the Company, pay to such account or accounts as the Company specifies to Buyer pursuant to the Closing Date Financial Certificate, the aggregate amount of the Seller Transaction Expenses; and

(iv)  deposit the Adjustment Escrow Amount with the Escrow Agent by wire transfer of immediately available funds, which will be held by the Escrow Agent in accordance with the terms of the Escrow Agreement to secure the obligations of Seller under Section 2.5.

(b)  At the Closing, Ascribe, on behalf of Buyer, shall transfer and deliver to Seller the Senior Notes, it being understood that, in order to effectuate such transfer and delivery, Ascribe shall instruct the Depository Trust Company to effect the transfer of the Senior Notes directly from Ascribe to Seller by book entry transfer, in accordance with the applicable procedures of the Depository Trust Company, for and on account of the Buyer (the “Senior Notes Transfer”).

Section 2.4  Closing Date Statements.  The Company has previously delivered to Buyer a certificate (the “Closing Date Financial Certificate”), signed by the Chief Financial Officer of the Company, which sets forth (i) the Company’s estimate of the Net Working Capital (the “Estimated Working Capital”) and the Estimated Working Capital Surplus or the Estimated Working Capital Deficit, as the case may be, (ii) the amount of any Company Indebtedness, listed by each applicable lender, the amount due and wiring instructions for each such applicable lender, and with Release and Termination Agreements attached thereto, and (iii) the amounts comprising the Seller Transaction Expenses, listed by name, amount due and wiring instructions for each such amount.

Section 2.  Adjustment to Purchase Price.

(a)  The Purchase Price shall be increased or reduced as set forth in Section 2.5(f) hereof.  Any increase or decrease in the Purchase Price pursuant to this Section 2.5 shall be referred to as a “Purchase Price Adjustment.”

(b)  Within 90 days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Preliminary Working Capital Statement”), which sets forth Buyer’s calculation of Net Working Capital (calculated in accordance with the Working Capital Guidelines) and the Net Working Capital Deficit, if any, or the Net Working Capital Surplus, if any.

(c)  Seller shall have a period of 30 days after the date Seller receives the Preliminary Working Capital Statement from Buyer to deliver to Buyer written notice of Seller’s disagreement with any item contained in the Preliminary Working Capital Statement, which notice shall set forth in reasonable detail the basis for such disagreement (a “Notice of Disagreement”).  During the 30-day period following Seller’s receipt of the Preliminary Working Capital Statement, Buyer shall (i) permit Seller and its accountants to consult with Buyer’s accountants and (ii) provide to Seller and its accountants reasonable access during reasonable hours and under reasonable circumstances to all relevant books and records and any work papers relating to the preparation of the Preliminary Working Capital Statement, in each case as reasonably requested by Seller in connection with Seller’s review of the Preliminary Working Capital Statement.  During the 30 days following Buyer’s receipt of a Notice of Disagreement, if any, Buyer and Seller shall seek in good faith to resolve in writing any differences which they have with respect to the matters specified in the Notice of Disagreement, and upon such resolution, the Final Working Capital Statement shall be prepared in accordance with the agreement of Buyer and Seller.

(d)  If Buyer and Seller are unable to resolve any disputed items set forth in the Notice of Disagreement within 30 days following Buyer’s receipt of such Notice of Disagreement (or such longer period as Buyer and Seller shall mutually agree in writing), such dispute shall be submitted to, and all unresolved issues having a bearing on such dispute shall be resolved by, (i) KPMG US LLP or (ii) in the event such accounting firm is unable or unwilling to take such assignment, a nationally recognized accounting firm mutually agreed upon by Buyer and Seller or, if Buyer and Seller cannot agree on an accounting firm within 45 days after timely delivery of a Notice of Disagreement (or such longer period as Buyer and Seller shall mutually agree in writing), each of Buyer and Seller shall select a nationally recognized accounting firm and such two accounting firms shall designate a third nationally recognized accounting firm that neither presently is, nor in the past two years has been, engaged by either Party.  KPMG US LLP, the accounting firm so agreed to by Buyer and Seller or the third accounting firm so selected by the two accounting firms is hereinafter referred to as the “Accounting Firm.”  Buyer and Seller shall submit to the Accounting Firm for review and resolution all matters (but only such matters) that are set forth in the Notice of Disagreement which remain in dispute.  Buyer and Seller shall instruct the Accounting Firm to select one of its partners experienced in purchase price adjustment disputes to make a final determination of Net Working Capital and the Net Working Capital Deficit, if any, or the Net Working Capital Surplus, if any, based solely on the items that are in dispute as set forth in the Notice of Disagreement.  Buyer and Seller shall instruct the Accounting Firm that, in resolving the items in the Notice of Disagreement that are still in dispute and in determining Net Working Capital and the Net Working Capital Deficit, if any, or the Net Working Capital Surplus, if any, the Accounting Firm shall (A) not assign to any item in dispute a value that is (1) greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand or (2) less than the smallest value for such item assigned by Buyer, on the one hand, or Seller, on the other hand, (B) make its determination based on an independent review (which will be in accordance with the guidelines and procedures set forth in this Agreement) and, if requested by Buyer or Seller, a one (1)-day conference concerning the dispute, at which conference each of Buyer and Seller shall have the right to present their respective positions with respect to the dispute and have present their respective advisors, counsel and accountants, (C) render a final resolution in writing to Buyer and Seller (which final resolution shall be requested by Buyer and Seller to be delivered not more than 45 days following submission of such disputed matters), which shall be final, conclusive and binding on the Parties with respect to Net Working Capital and the Net Working Capital Deficit or Net Working Capital Surplus, if any, and (D) provide a written report to Buyer and Seller, if requested by either of them, which sets forth in reasonable detail the basis for the Accounting Firm’s final determination.  The fees and expenses of the Accounting Firm shall be allocated between Buyer, on the one hand, and Seller, on the other hand, based upon the percentage by which the portion of the contested amount not awarded to each of Buyer and Seller bears to the amount actually contested by such Party.

(e)  The Preliminary Working Capital Statement shall be deemed final for the purposes of this Section 2.5 upon the earliest of (i) the failure of Seller to notify Buyer of a dispute within 30 days after Seller receives the Preliminary Working Capital Statement, (ii) the resolution of all disputes, pursuant to Section 2.5(c), by Buyer and Seller and (iii) the resolution of all disputes, pursuant to Section 2.5(d), by the Accounting Firm.  The Preliminary Working Capital Statement, as finalized in accordance with this Section 2.5, is referred to herein as the “Final Working Capital Statement.”

(f)  Within 10 days following the determination of the Final Working Capital Statement in accordance with Section 2.5(e):

(i)  If there is a Net Working Capital Deficit as finally determined pursuant to this Section 2.5, then Buyer shall be entitled to recover an amount equal to such deficit from the Adjustment Escrow Fund; provided, however, that to the extent, if any, that such deficit exceeds the Adjustment Escrow Fund, then Seller shall pay the amount of such excess to Buyer.  In accordance with the foregoing, Seller and Buyer shall promptly deliver a joint written instruction to the Escrow Agent instructing it to release (A) to Buyer or its designee, from the Adjustment Escrow Fund, an amount equal to the lesser of (i) the Net Working Capital Deficit, if any or (ii) the Adjustment Escrow Fund and (B) if an amount remains in the Adjustment Escrow Fund after giving effect to the foregoing clause “(A),” the remaining amount of the Adjustment Escrow Fund to Seller.

(ii)  If there is a Net Working Capital Surplus as finally determined pursuant to this Section 2.5, then (A) Seller and Buyer shall promptly deliver a joint written instruction to the Escrow Agent instructing it to release the Adjustment Escrow Fund to Seller, and (B) Buyer shall also pay to Seller an amount equal to the lesser of (X) the amount of the Net Working Capital Surplus, and (Y) Two Million Dollars ($2,000,000).

(g)  All payments required under this Section 2.5 shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s) at least three Business Days prior to the applicable payment date.

(h)  Any payments by Buyer required under this Section 2.5 shall be treated as an adjustment to the Purchase Price for U.S. federal income tax purposes.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to Buyer, except as set forth in the Schedules (with the understanding and acknowledgement that Buyer would not have entered into this Agreement without being provided with the representations and warranties set forth in this Article III and that Buyer is relying on these representations and warranties), as follows:

Section 3.1  Organization.  The Company is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware.  The Company is duly qualified or registered as a foreign company to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.2  Authorization.  The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and, when duly executed by all Parties and delivered by the Company, will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 3.3  Capitalization.  There are 310,000 shares of convertible preferred stock, par value $0.01 per share, of the Company issued and outstanding.  All of such issued and outstanding shares of capital stock are beneficially owned by Seller as set forth on Schedule 3.3 and are validly issued, fully paid and nonassessable and have been issued in accordance with applicable Law and preemptive rights.  There are no other equity interests of the Company issued or outstanding.  There are no subscriptions, options, warrants, calls, contracts, demands, commitments or other agreements requiring the Company to issue, or entitling any Person to acquire, any additional shares of capital stock of the Company or any other equity or debt security of the Company, including any right of conversion or exchange under any outstanding security or other instrument, and the Company is not obligated to issue any additional shares of capital stock or any other securities, including debt securities, for any purpose or reason.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Company. All equity interests of the Company have been issued and granted in compliance with all applicable securities Laws and all other applicable Laws.

Section 3.4  Company Subsidiaries.

(a)  Schedule 3.4 sets forth a correct and complete list of the Subsidiaries of the Company, listing for each Subsidiary its name, type of entity, the jurisdiction and date of its incorporation or organization, its authorized capital stock or other equity interests, the number and type of its issued and outstanding shares of capital stock or other equity interests and the current ownership of such shares or other equity interests.  The Company has no direct or indirect Subsidiaries, other than the Subsidiaries set forth on Schedule 3.4.

(b)  Each Company Subsidiary is a corporation, limited partnership, limited liability company or other business entity, as the case may be, duly organized, validly existing and in good standing (or the equivalent thereof, if applicable) under the laws of its respective jurisdiction of formation or organization (as applicable).  Each Company Subsidiary is duly qualified or registered as a foreign company to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect.

(c)  All of the outstanding equity securities of the Company Subsidiaries are validly issued, fully paid and nonassessable and have been issued in accordance with applicable Law and preemptive rights and are owned by the Company, free and clear of all Liens.  There are no subscriptions, options, warrants, calls, Contracts, demands, commitments or other agreements requiring any Company Subsidiary to issue, or entitling any Person to acquire, any additional shares of capital stock or any other equity or debt security of any Company Subsidiary, including any right of conversion or exchange under any outstanding security or other instrument, and no Company Subsidiary is obligated to issue any additional units, shares of capital stock or any other securities, including debt securities, for any purpose or reason.  The Company Subsidiaries do not have any outstanding obligation to repurchase, redeem or otherwise acquire any outstanding units or shares of capital stock of any Company Subsidiary.  There are no bonds, debentures, notes or other Indebtedness of any Company Subsidiary having the right to vote or consent (or convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which equity interest holders of the Company Subsidiaries may vote.  Schedule 3.4 also lists Contracts that could impact the future sale of the equity interests of certain Company Subsidiaries.

Section 3.5  Consents and Approvals; No Violations.  Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the Certificate of Incorporation (or other similar governing document) of any Group Company, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, (c)  violate, conflict with or result in a default under, in each case, in any material respect, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Company Contract or (d) violate any Law, order, injunction or decree applicable to the Group Companies, excluding from the foregoing clause “(b),” such requirements, which (i) would not be material, individually or in the aggregate, to the Company or any of its Subsidiaries or (ii) would not prevent or materially restrict or delay the consummation by Seller of the transactions contemplated by this Agreement.

Section 3.6  Financial Statements.

(a)  The Company has made available to Buyer copies of the unaudited combined balance sheets of the Group Companies for the fiscal years ended 2018 and 2019, and the related unaudited combined statements of income of the Group Companies (collectively referred to as the “Financial Statements”).  Each of the Financial Statements (i) has been prepared in accordance with GAAP consistently applied through the periods covered and in accordance with the Company’s historic past practice, and (ii) fairly presents, in all material respects, the financial position and results of operations of the Group Companies as of the respective dates thereof and for the respective periods indicated therein.

(b)  The Company maintains a system of internal accounting controls sufficient provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the Financial Statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. There is not, and, since January 1, 2018, has not been, any fraud, whether or not material, that involves or involved the management or other employees of the Group Companies who have or had a significant role in the Group Companies’ internal control over financial reporting. Since January 1, 2018, no significant deficiencies or material weaknesses in the design or operation of the system of internal control over financial reporting of the Group Companies have been identified that would be reasonably likely to adversely affect Seller’s ability to record, process, summarize and report financial information.

Section 3.7  No Undisclosed Liabilities.  Except as set forth in the Financial Statements, the Group Companies do not have any Liabilities, except for (a) Liabilities incurred since September 30, 2019 in the Ordinary Course, (b) Liabilities incurred since September 30, 2019 pursuant to or in connection with this Agreement or the transactions contemplated hereby, (c) Liabilities set forth on, reflected in, reserved against or disclosed in the most recent balance sheet included in the Financial Statements and (d) Liabilities which would not be material, individually or in the aggregate, to the Company or any of its Subsidiaries.

Section 3.8  Absence of Certain Changes.  Except as set forth on Schedule 3.8, since September 30, 2019 and through the date hereof:

(a)  the Group Companies have conducted the Business in all material respects in the Ordinary Course;

(b)  there has been no Material Adverse Effect;

(c)  there has been no casualty, Loss, damage or destruction (whether or not covered by insurance) of any property that is material to the Group Companies;

(d)  there has been no recognition of any union or other labor organization, entry into any collective bargaining agreement, written or oral, or modification of the terms of any such existing, contract or agreement, appraisal of or opposition to any union organization campaign, settlement of any material grievances or unfair labor practice charges, reception of any unfair labor practice charges, or otherwise been subject to any action similar to the foregoing;

(e)  there has been no (i) increase in the compensation payable or those that will become payable to any employee or service provider of the Group Companies with a base salary of $100,000 or above, (ii) grant of any new bonus or severance arrangement to any employee of service provider of the Group Companies with respect to any employee or service provider of the Group Companies with a base salary of $100,000 or above, or (iii) establishment of any new Employee Benefit Plan;

(f)  there has been no delay or postponement of the payment of accounts payable or other Liabilities or waiver, settlement, or compromise of any accounts receivable, debt or other rights outside of the Ordinary Couse; and

(g)  there has been no material change in the accounting methods or practices of the Group Companies or any change in depreciation or amortization policies or rates theretofore adopted by the Group Companies.

Section 3.9  Real Property and Personal Property.

(a)  Schedule 3.9(a) lists (i) all real property owned either (A) in fee simple or (B) as to surface (but not mineral) rights by the Group Companies (together with all buildings, improvements and fixtures located thereon, the “Owned Real Property”) and sets forth the street address of each Owned Real Property and (ii) all real property leased, licensed, occupied, or subleased by the Group Companies (the “Leased Real Property,” and together with the Owned Real Property, the “Company Real Property”), and sets forth the name of the landlord and the street address of each Leased Real Property.  The Company Real Property constitutes all of the real property owned or leased and used by the Group Companies in connection with the Business.

(b)  Copies of all ALTA land title surveys and all title insurance commitments or policies in respect of the Owned Real Property in Seller’s possession have been made available to Buyer.  Copies of all leases and amendments thereto with respect to the Leased Real Property (individually, a “Lease” and collectively, the “Leases”) in Seller’s possession have been made available to Buyer.

(c)  With respect to each of the Owned Real Property, the Group Company that is the owner thereof has good and valid fee simple title thereto subject only to Permitted Liens.

(d)  With respect to each of the Leased Real Property: (i) the Lease for such Leased Real Property is valid and subsisting, free and clear of any Liens, except for the Permitted Liens; (ii) the Group Companies are not in default (after expiration of applicable notice and cure periods) under any of the Leases, and there are no arrearages of rent under any of the Leases that would allow any termination thereof and, to the Knowledge of the Company, there does not exist under any Lease any event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder as of the date hereof on the part of any Group Company; (iii) all Leases are in full force and effect and, to the Knowledge of the Company assuming the due authorization, execution and delivery by any other party thereto, are currently enforceable in all material respects against each Group Company party to such Lease and, to the Knowledge of the Company, as of the Closing will be, if not previously terminated or expired, enforceable in all material respects against the other party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity; (iv) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default thereunder which has not been replenished to the extent required under such Lease; (v) the Group Companies do not owe any brokerage commissions or finder’s fees with respect to such Lease; and (vi) the Group Companies have not subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property (or any portion thereof) that is the subject matter of such Lease.

(e)  The Group Companies have not collaterally assigned, mortgaged, or granted any other security interest in any Company Real Property or any interest therein.

(f)  No Owned Real Property is subject to any decree or order of any Governmental Entity to be sold or is being condemned, expropriated or otherwise taken by any Governmental Entity with or without payment of compensation therefor (or, to the Knowledge of the Company, threatened or proposed order).

(g)  All Taxes (including real and personal property Taxes and assessments and all special assessments, if any) payable by the Group Companies and pertaining to the Company Real Property have been, and will continue to be, paid in full on or before the date that such Taxes fall due, and there are no currently existing delinquencies with respect thereto.  As of the date hereof, the Group Companies have not received any written notice of proposed local improvement charges or special levies of a material nature with respect to any of the Company Real Property.

(h)  No written notice of violation of any applicable Law or of any covenant, restriction or easement affecting the Company Real Property or any part thereof or with respect to the use or occupancy of the Company Real Property or any part thereof has been received by the Group Companies from any Governmental Entity having jurisdiction over such Company Real Property.

(i)  Each of the Company Real Properties has full and free legally enforceable access to and from public roads, which access is sufficient for the purposes of the operation of the Business thereon, and is zoned so as to permit its current use.

(j) The Group Companies own or hold under valid leases all material machinery, equipment and other tangible personal property necessary for the conduct of their businesses as currently conducted, subject to no Liens except for Permitted Liens.

Section 3.10  Intellectual Property.

(a)  Schedule 3.10(a) sets forth a complete and accurate listing of (i) all patents, patent applications, trademark registrations, trademark applications, domain name registrations, service mark registrations, service mark applications, and copyright registrations and copyright registration applications for the Company Owned Intellectual Property, including the record owner and the jurisdiction in which each such Company Owned Intellectual Property has been issued or registered or in which any such application for issuance or registration has been filed; and (ii) all agreements pursuant to which the Group Companies are licensed to use the Company Licensed Intellectual Property (excluding all agreements for “off-the-shelf” commercially available software programs having an annual license, renewal or assurance fee of less than $50,000 in the aggregate).

(b) The Company Intellectual Property constitutes all of the material Intellectual Property necessary to enable the Group Companies to conduct the Business in the manner in which it is currently being conducted.

(c)  (i) The Group Companies are the exclusive owner of the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens); (ii) as of the date hereof, no proceedings, actions, suits, hearings, arbitrations, investigations, charges, complaints, claims, demands or similar actions have been instituted, are pending or, to the Knowledge of the Company, are threatened that challenge the validity, enforceability, use or ownership of any Company Intellectual Property; (iii) neither the use of any Company Owned Intellectual Property by any of the Group Companies in the conduct of the Business, nor the conduct of the Business, presently infringes, misappropriates or otherwise violates, or, since March 24, 2015, has infringed, misappropriated or otherwise violated, the Intellectual Property rights of any Person, and, from March 24, 2015 to the date hereof, the Group Companies have not received any written charge, complaint, claim, demand or notice alleging such infringement, misappropriation or violation; and (iv) no Person is infringing, misappropriating or otherwise violating any material item of the Company Owned Intellectual Property.

(d)  The Group Companies are not in breach or default (with or without notice or lapse of time or both) in any material respect in the performance of any term or condition contained in any agreement pursuant to which any Group Company is licensed to use the Company Licensed Intellectual Property.

Section 3.11  Litigation.  Except as provided on Schedule 3.11, (a) there are no Actions pending or, to the Knowledge of the Company, threatened, by any Governmental Entity with respect to the Group Companies; (b) there are no claims, actions, suits, proceedings, arbitrations or mediations pending or, to the Knowledge of the Company, threatened, against or affecting the Group Companies, or any of its properties, at Law or in equity; and (c) there are no judgments, orders, awards, injunctions or decrees of any Governmental Entity with respect to the Group Companies or any of their respective properties.

Section 3.12  Company Contracts.

(a)  Schedule 3.12(a) sets forth a correct and complete list, as of the date hereof, of the following Contracts currently in effect and to which any Group Company is a party, by which the Group Companies or any property of any thereof is subject, or by which the Group Companies are otherwise bound (the “Company Contracts”) (other than the Employee Benefit Plans set forth on Schedule 3.16(a)):

(i) all Contracts that individually require payments to or from any Group Company in excess of $100,000 on an annual basis;

(ii) all Contracts between any Group Company, on the one hand, and a Major Customer or Major Supplier, on the other hand;

(iii) any Contract for the employment of any employee employed by any Group Company that is not terminable at-will;

(iv) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money;

(v) all Lease Documents or other leases or licenses involving any properties or assets (whether real, personal or mixed, tangible or intangible) involving an annual commitment or payment of more than $100,000 by any Group Company;

(vi) all Contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing or in connection with the transactions contemplated hereby;

(vii) all joint venture or partnership contracts, cooperative agreements and all other Contracts providing for the sharing of any profits;

(viii) all Contracts between any Group Company, on the one hand, and any member, stockholder, partner, officer, director, manager or employee or Affiliate of the foregoing on the other hand;

(ix) all Contracts for pending, or with respect to agreements entered into in the past five years, completed, dispositions of any assets having a value greater than $100,000 in the Ordinary Course; and

(x) all Contracts (A) restricting any Group Company from engaging in or competing with any business or with any Person in any geographic area or during any period of time, (B) providing for exclusivity or any similar requirement, (C) granting “most favored nation” pricing or terms, (D) restricting or purporting to restrict the ability of any Group Company to solicit or hire any person or (E) granting any right of first refusal, right of first negotiation or similar right.

(b)  Copies of the Company Contracts, including all amendments and modifications thereto, have been made available to Buyer.

(c)  Except as would not be material, individually or in the aggregate, to the Company or any of its Subsidiaries, all Contracts are in full force and effect and, to the Knowledge of the Company assuming the due authorization, execution and delivery by any other party thereto, are currently enforceable in all material respects against each Group Company party to such Contract and, to the Knowledge of the Company, as of the Closing will be, if not previously terminated or expired, enforceable in all material respects against the other party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. Except as would not be material, individually or in the aggregate, to the Company or any of its Subsidiaries, there does not exist under any Contract, any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder as of the date hereof on the part of any Group Company, except as set forth on Schedule 3.12(c). No party to any Contract has given notice that it will exercise any termination rights with respect to such Contract and no party has given notice to the Company or any of its Affiliates of any material dispute with respect thereto, except for such notices as would not be material, individually or in the aggregate, to the Company or any of its Subsidiaries.

Section 3.13  Tax Returns; Taxes.

(a)  All Tax Returns filed or required to have been filed by or on behalf of the Group Companies have been duly and timely filed with the appropriate Tax Authority in all jurisdictions in which such Tax Returns were required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such filed Tax Returns are true, correct and complete in all respects.  All Taxes shown to be due and owing on such filed Tax Returns or otherwise required to have been paid by or with respect to each of the Group Companies have been fully and timely paid, except to the extent that such Taxes are being contested in good faith by appropriate proceedings, for which adequate reserves have been established on the Financial Statements in accordance with GAAP.

(b)  Since December 31, 2018, no Group Company has (i) made, changed or revoked any election in respect of Taxes; (ii) made, changed or revoked any accounting method in respect of Taxes; (iii) prepared any Tax Returns in a manner which is not consistent with the past custom and practice with respect to the treatment of items on such Tax Returns; (iv) filed any amendment to a Tax Return; (v) incurred any Liability for Taxes other than in the Ordinary Course; (vi) settled any claim or assessment in respect of Taxes; (vii) consented to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes with any Governmental Entity; or (viii) surrendered any right to claim a refund of payments made in respect of Taxes.

(c)  Since December 31, 2018, no written claim has been received by the Group Companies from a Tax Authority in a jurisdiction where the Group Companies do not file a Tax Return to the effect that the Group Companies are or may be subject to taxation in that jurisdiction, nor, to the Knowledge of the Company, has any Tax Authority threatened to make such an assertion.

(d)  All deficiencies asserted or assessments made as a result of any examinations or audits by any Tax Authority with respect to the Group Companies have been fully paid, or each of the Group Companies has made full and adequate provision in its books and records and the Financial Statements for all Taxes which are not due and payable and all required estimated Tax payments sufficient to avoid any underpayment penalties have been made by or on behalf of the Group Companies.  As of the date hereof, no federal, state, local or foreign Audits, examinations, matters in controversy, proposed adjustments or Actions by any Governmental Entity are presently pending, in progress or threatened with regard to any Taxes or Tax Returns filed by or on behalf of the Group Companies. No Group Company has received from a Governmental Entity any written notice indicating an intent to open an audit or other review with respect to any Group Company or any request for information related to Tax matters of or with respect to any Group Company.

(e)  None of the Group Companies or any other Person on behalf of the Group Companies has been given or requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed, nor been granted any extension for the assessment or collection of Taxes, other than extensions with respect to Tax Periods for which the applicable statute of limitations, as so extended, has since expired. No waivers of statutes of limitations have been given or requested with respect to any Taxes of any Group Companies.

(f)  There are no Liens as a result of any unpaid Taxes (other than current Taxes not yet due and payable) upon any of the assets of the Group Companies.

(g)  None of the Group Companies is a party to any Tax sharing, Tax allocation, Tax indemnity or any similar written or unwritten agreement, arrangement, understanding or practice relating to Taxes, and no Group Company has Liability or potential Liability for Taxes of another Person under any such agreement, arrangement, understanding or practice, or as a transferee or successor or by operation of law or otherwise.

(h)  The Group Companies have withheld or collected and timely paid to the appropriate Tax Authority (or is properly holding for such timely payment) all Taxes required to have been withheld and complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes, including all applicable Laws relating to information reporting and record retention, and paid (other than current Taxes not yet due and payable) in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(i)  None of the Group Companies (i) is subject to any private letter ruling of the IRS or comparable rulings of any other Governmental Entity; (ii) has ever had a permanent establishment (or other taxable presence) in any country other than the United States; (iii) has engaged in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or (iv) is a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(j)  None of the Group Companies will be required to include amounts in income, or exclude items of deduction, in a Taxable period beginning after the Closing Date as a result of: (i) a change in method of accounting occurring on or prior to the Closing Date; (ii) closing agreement as described in Section 7121 of the Code (or any similar provision of other applicable Law) on or prior to the Closing Date; (iii) an installment sale or open transaction arising in any Pre-Closing Tax Period; (iv) a prepaid amount received, or paid, prior to the Closing Date; (v) deferred gains arising prior to the Closing Date; (vi) Section 108(i) of the Code; or (vii) election to defer any Tax under Section 965 of the Code (including, an election under Section 965(h) of the Code).

(k)  None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Sections 355 and 361 of the Code.

(l)  Each Group Company is and has been at all times since its incorporation, properly classified as a corporation for U.S. federal and applicable state income tax purposes.

(m)  The Company has no Liability for Taxes of any other Person (including predecessor) by operation of Law, Contract, assumption, transferee or successor Liability or otherwise (including by reason of Treasury Regulations Section 1.1502-6).

(n)  The Company is not required to make any adjustments by reason of Treasury Regulations Section 1.1502-36(d).

(o)  For purposes of this Section 3.13, any reference to the Group Companies shall be deemed to include any Person (i) that merged with or was liquidated or converted into the Group Companies or (ii) for which any Group Company is a successor under Section 381 of the Code (or under any similar provision of Law).

Section 3.14  Environmental, Health & Safety Matters.

(a)  The Group Companies are, and since March 24, 2015 have been, in compliance in all material respects with applicable Environmental, Health & Safety Laws, including obtaining, maintaining and complying with all Environmental Permits necessary to operate the Business. No action or proceeding is pending or, to the Knowledge of the Company, threatened to revoke, modify or terminate any such Environmental Permit.

(b)  No Group Company has received written notice from any Governmental Entity or other Person that any Group Company is subject to any pending or threatened claim or may have Liability (i) based upon any provision of any Environmental, Health & Safety Law and arising out of any act or omission of the Group Companies or any of their employees, agents or representatives or (ii) arising out of the ownership, use, control or operation by the Group Companies of any facility, site, area or property from which there was a Release of any Hazardous Substance.

(c)  Since March 24, 2015, there has been no Release of Hazardous Substances at, on, in under or from (i) any Company Real Property, (ii) any property formerly owned, operated or leased by any Group Company or (iii) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of any Group Company, in each case, at concentrations that could reasonably be expected to result in any Group Company incurring material Liabilities.

(d)  None of the Group Companies has assumed, provided an indemnity with respect to or otherwise become subject to any Liability of any other Person that could result in any Group Company incurring material Liability under Environmental, Health & Safety Laws.

(e)  The Company has made all of the payments required pursuant to the Plea Agreement and the Court Judgment, is and has been in compliance with the Plea Agreement and any judgments (including the Court Judgment) entered or amendments made thereto, and is not aware of any facts, circumstances or conditions that would violate the terms of probation or the special conditions of supervision set forth in the Court Judgment.

(f)  Except for the charged crime resolved by the Plea Agreement, none of the Group Companies have been named in any other action, claim, proceeding or litigation arising out of the facts, circumstances or conditions that gave rise to the Plea Agreement.

(g)  The transactions contemplated by this Agreement do not require the approval or consent of any Governmental Entity under applicable Environmental, Health & Safety Laws.

(h)  The Group Companies have made available to Buyer copies of (i) all material environmental assessments, studies, audits, analyses and reports relating to any property currently owned, operated or leased by the Group Companies or otherwise in connection with the Business and (ii) all material, non-privileged document relating to any material and outstanding Liabilities of the Group Companies under Environmental, Health & Safety Laws.

Section 3.15  Licenses and Permits.  Schedule 3.15 sets forth a correct and complete list of all material Licenses (including Environmental Permits) held by any of the Group Companies as of the date hereof.  Each of the Group Companies owns or possesses all Licenses that are necessary to enable it to carry on the Business as presently conducted, except, in each case, as would not be material, individually or in the aggregate, to the Company or any of its Subsidiaries. No Group Company is in default or violation, and no event has occurred that, with notice or lapse of time, or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any material License, and there are no facts or circumstances that would, individually or in the aggregate, reasonably be expected to form the basis for any such default or violation. No proceeding is pending, or to the Knowledge of the Company, threatened to revoke any material License. The Company has made available true and complete copies of all Licenses (including Environmental Permits).

Section 3.16  Employee Benefit Plans.

(a)  Schedule 3.16(a) contains a complete list of each Employee Benefit Plan in effect as of the date hereof.  None of the Group Companies will assume or retain sponsorship of, or be required to contribute to or participate in, or remain a party to, any Employee Benefit Plans or other plan, program, arrangement, or agreement providing compensation or benefits to any current or former director, officer, employee or other service provider of Seller or its Affiliates, nor are there any Employee Benefit Plans or other plan, program, arrangement, or agreement providing compensation or benefits to any current or former director, officer, employee or other service provider of Seller or its Affiliates, in each case, with respect to which any Group Company will have any Liability (whether actual or contingent, or direct or indirect), in each case, following the Closing.

(b)  A summary of all Employee Benefit Plans has been made available to Buyer.

(c)  No Group Company or any Company ERISA Affiliate sponsors, contributes to, has contributed to, has ever had an obligation to contribute to, or has or could reasonably be expected to have any Liability with respect to: (i) a plan subject to Title IV of ERISA, the minimum funding standards of Section 302 of ERISA or Section 412 of the Code (including any “defined benefit plan” within the meaning of Section 3(35) of ERISA); (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a multiple employer plan (within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code); or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in connection with any other event, will (i) give rise to any payments or benefits that would be nondeductible to any Group Company under Section 280G of the Code or that could result in an excise Tax on any recipient under Section 4999 of the Code, (ii) result in any payment or benefit becoming due to any current or former Business Employee or Business Service Provider, (iii) increase the amount or value of any compensation or benefits payable under any Employee Benefit Plan or (iv) result in any acceleration of the time of payment or vesting of any compensation or benefits or provide any additional compensatory rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any current or former Business Employee or Business Service Provider.

Section 3.17  Labor Relationships.

(a)  No Group Company is party to any labor or collective bargaining agreements and none of the Group Companies’ employees are represented by a labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the NLRB) or by any other Governmental Entity.

(b)  To the Knowledge of the Company, none of the Group Companies’ employees are a signatory to a collective bargaining agreement with any trade union, labor organization or group.

(c)  No union, labor organization or group of employees of any of the Group Companies has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the NLRB or other labor relations tribunal.  There is no organizing activity involving the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened by any union, labor organization or group of employees of the Group Companies.

(d)  No labor dispute, walk out, strike, hand billing, picketing, or work stoppage involving the employees of any of the Group Companies has occurred, is in progress or, to the Knowledge of the Company, has been threatened in the two (2) years prior to the date hereof.

(e)  No judgment, consent decree, or arbitration award imposes continuing remedial obligations or otherwise limits or affects any of the Group Companies’ ability to manage its employees, service providers, or job applicants.

(f)  Each of the Group Companies is, and has been, in material compliance with all Laws relating to the employment of labor, including all such Laws relating to wages (including minimum wage and overtime), hours of work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, equal employment opportunity, WARN and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, occupational health and safety, workers’ compensation, and immigration.  There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to any of the Group Companies within the six months prior to Closing.

(g)  None of the Group Companies has incurred, and no circumstances exist under which any of the Group Companies would reasonably be expected to incur, any Liability arising from (i) the failure to pay wages (including overtime wages), (ii) the misclassification of employees as independent contractors and/or (iii) the misclassification of employees as exempt from the requirements of the Fair Labor Standards Act of 1938, as amended, or similar state Laws.

(h)  The current employees of any of the Group Companies who work in the United States are authorized and have appropriate documentation to work in the United States. The Group Companies have never been notified of any pending or threatened investigation by any branch or department of U.S. Immigration and Customs Enforcement (“ICE”), or other federal agency charged with administration and enforcement of federal immigration laws concerning the Group Companies, and the Group Companies have never received any “no match” notices from ICE or any other Governmental Entity.

(i)  Each of the Group Companies has promptly, thoroughly and impartially investigated (to the extent reasonable) all employment discrimination and sexual harassment allegations of, or against, the Group Companies or any employee, officer or director of any of the Group Companies.  Each of the Group Companies has taken prompt corrective action that is reasonably calculated to prevent further discrimination and harassment found to exist, or potentially to exist, based upon such allegations.  None of the Group Companies has incurred, and no circumstances exist under which any of the Group Companies would reasonably be expected to incur, any Liability arising from such allegations.

(j)  The execution and delivery of this Agreement and the performance of this Agreement do not require any of the Group Companies to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or groups of employees of any of the Group Companies, or any Governmental Authority, with respect to any employee of any of the Group Companies.

Section 3.18  Certain Fees.  Evercore, Inc. has served as the investment banker for the Company and Seller in connection with the transactions contemplated by this Agreement, and any fee or commission owed to it in connection with the transactions contemplated by this Agreement will be included in the Seller Transaction Expenses and paid pursuant to Section 2.3(a)(iii).  Buyer shall not otherwise, directly or indirectly, be obligated to pay or bear (e.g., by virtue of any payment by or obligation of Seller or the Group Companies at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Seller, the Group Companies or any of their respective Affiliates.

Section 3.19  Insurance Policies.  Schedule 3.19 contains a correct and complete list of all insurance policies carried by or for the benefit of any of the Group Companies as of the date hereof.  All insurance policies and bonds with respect to the Business and the assets of the Group Companies are in full force and effect (including with respect to any premium or other payments due under such insurance policies) as they apply to any matter, action or event relating to any of the Group Companies occurring through the Closing Date, except where failure would not be material, individually or in the aggregate, to the Company or any of its Subsidiaries.

Section 3.20  Compliance with Applicable Law.  Each Group Company is, and has been since March 24, 2015, in compliance, in all material respects, with all applicable Laws applicable to the Group Companies and the Business, and no Group Company has received any notice of violation of any such Law.  Since March 24, 2015, no Group Company has received any communication from any Governmental Entity with respect to the Business regarding any actual or potential violation of, or failure to comply with, any Law. To the Knowledge of the Company, no fact or circumstance exists that would be reasonably expected to give rise to a claim by any Governmental Entity based on any Group Company’s failure to comply with any Law.

Section 3.21  Major Customers and Suppliers.

(a)  Schedule 3.21(a) sets forth an accurate and complete list of each current or former customer of any Group Company which generated in the aggregate more than $2,000,000 in collections and accounts receivable since January 1, 2019 (the “Major Customers”), together with the amount of such collections and accounts receivable generated by each Major Customer during such period.

(b)  Schedule 3.21(b) sets forth an accurate and complete list of each current or former supplier of goods or services to any Group Company collectively paid in the aggregate more than $500,000 since January 1, 2019 or that is a sole source supplier of any Group Company (collectively, the “Major Suppliers”), together with the amount paid to each Major Supplier during such period.

(c)  Since January 1, 2019, no Major Customer or Major Supplier has terminated its relationship with any Group Company or materially reduced or changed pricing terms in a manner that would be material to any Group Company.  No Group Company is engaged in any material dispute with any Major Customer or Major Supplier and, to the Knowledge of the Company, no Major Customer or Major Supplier intends to (i) terminate, limit or reduce its business relations with any Group Company or (ii) materially reduce or change the pricing or other terms of its business with any Group Company.

Section 3.22  No Other Representations or Warranties.  Buyer, Ascribe and their representatives have not made any representation, warranty or other inducement to the Company other than the representations and warranties made by Buyer in Article V and Ascribe in Article VI, respectively, or in any other instruments or agreements to be delivered by Buyer or Ascribe as contemplated by this Agreement, and the Company is not relying on any representation, warranty or other inducement to enter into this Agreement, other than as set forth in Article V and Article VI. The Company hereby acknowledges that Buyer and Ascribe are relying on the truth and accuracy of this statement, and the other representations and warranties of the Company set forth in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the terms, conditions and limitations set forth in this Agreement, Seller hereby represents and warrants to Buyer, except as set forth in the Schedules (with the understanding and acknowledgement that Buyer would not have entered into this Agreement without being provided with the representations and warranties set forth in this Article IV and that Buyer is relying on these representations and warranties), as follows:

Section 4.1  Organization.  Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

Section 4.2  Authorization.  Seller has the legal right, capacity and authority to execute and deliver this Agreement and the Escrow Agreement and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and upon execution and delivery the Escrow Agreement, will be, duly executed and delivered by Seller, and, when duly executed by all other Parties and delivered by Seller, will constitute the valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.3  Share Ownership.  Seller is the sole and exclusive, record and beneficial owner of the Shares set forth on Schedule 3.3.  Seller has, and at the Closing, will have sole, exclusive and good title to such Shares.  The delivery by Seller of the Shares at the Closing pursuant to the terms of this Agreement will transfer good and valid title to all of the Shares, free and clear of any restrictions on transfer or other Liens (other than any transfer restriction under any securities Law).

Section 4.4  Consents and Approvals; No Violations.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws and other similar organizational documents of Seller; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default under, in each case, in any material respect, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Seller is a party or by which Seller or any of its assets may be bound; or (d) violate any Law, order, injunction or decree applicable to Seller, excluding from the foregoing clause “(b),” such requirements (i) which would not prevent or materially restrict or delay the consummation by Seller of the transactions contemplated by this Agreement or the documents and agreements contemplated hereby or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Seller.

Section 4.5  Litigation.  There is no claim, action, suit, proceeding or governmental investigation pending or, to the Knowledge of Seller, threatened against Seller, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or the Escrow Agreement or which would be reasonably likely to prevent or materially restrict or delay Seller’s ability to consummate the transactions contemplated by this Agreement or the Escrow Agreement.

Section 4.6  Material Non-Public Information. Seller understands and acknowledges that Buyer is in possession of information about the Buyer and its securities, including the Senior Notes, which may include material non-public information, that may or may not be material or superior to information available to Seller and that may or may not have been disclosed to Seller. Seller acknowledges that it has not requested Buyer to disclose any material or potentially material non-public information relating to Buyer or its securities other than as represented and warranted in this Agreement, and Buyer has not done so. Seller agrees that Buyer shall not be obligated to disclose any material non-public information it may have other than as represented and warranted in this Agreement, or have any liability with respect to such non-disclosure. Seller hereby waives any claim, or potential claim, it has or may have against Buyer relating to or arising out of any failure of Buyer or any of its Affiliates to disclose material non-public information in connection with the transactions contemplated by this Agreement other than as represented and warranted in this Agreement.

Section 4.7  No Other Representations or Warranties.  Buyer, Ascribe and their representatives have not made any representation, warranty or other inducement to Seller other than the representations and warranties made by Buyer in Article V and Ascribe in Article VI, respectively, or in any other instruments or agreements to be delivered by Buyer or Ascribe as contemplated by this Agreement, and Seller is not relying on any representation, warranty or other inducement to enter into this Agreement, other than as set forth in Article V and Article VI. Seller hereby acknowledges that Buyer and Ascribe are relying on the truth and accuracy of this statement, and the other representations and warranties of Seller set forth in this Article VI.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to the terms, conditions and limitations set forth in this Agreement, Buyer hereby represents and warrants to Seller and the Company (with the understanding and acknowledgement that Seller and the Company would not have entered into this Agreement without being provided with the representations and warranties set forth in this Article V and that Seller and the Company are relying on these representations and warranties), as follows:

Section 5.1  Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

Section 5.2  Authorization.  Buyer has the requisite corporate power and authority to execute and deliver this Agreement and the Escrow Agreement, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  This Agreement and the Senior Notes have been duly authorized, executed and delivered by Buyer, and this Agreement and the Senior Notes constitute, and the Escrow Agreement shall constitute, as the case may be, when duly executed by all other Parties thereto and delivered by Buyer, the legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 5.3  Consents and Approvals; No Violations.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the certificate of incorporation, bylaws, or other similar organizational documents of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default under, in each case, in any material respect, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound; or (d) violate any Law, order, injunction or decree applicable to Buyer, excluding from the foregoing clause “(b),” such requirements (i) which would not prevent or materially restrict or delay the consummation by Buyer of the transactions contemplated by this Agreement or the documents and agreements contemplated hereby or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Seller or the Group Companies.

Section 5.4  Litigation.  There is no claim, action, suit, proceeding or governmental investigation pending or, to the knowledge of Buyer, threatened against Buyer, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or the Escrow Agreement or which would be reasonably likely to prevent or materially restrict or delay Buyer’s ability to consummate the transactions contemplated by this Agreement or the Escrow Agreement.

Section 5.5  No Other Representations or Warranties.  The Company and Seller and their representatives have not made any representation, warranty or other inducement to Buyer other than the representations and warranties made by the Company in Article III and Seller in Article IV, respectively, and Buyer is not relying on any representation, warranty or other inducement to enter into this Agreement, other than as set forth in Article III and Article IV. Buyer hereby acknowledges that the Company and Seller are relying on the truth and accuracy of this statement, and the other representations and warranties of Buyer set forth in this Article V.

Section 5.6  Purchase for Investment.

(a)  Buyer is acquiring the Shares solely for investment for its own account and not with the view to, or for resale in connection with, any “distribution” (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) thereof.  Buyer understands that the Shares have not been registered under the Securities Act or any state or foreign securities laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such laws and applicable regulations such securities may not be resold without registration under the Securities Act or under applicable state or foreign law unless an applicable exemption from registration is available.

(b)  Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Section 5.7  Certain Fees.  Neither the Group Companies nor any Seller shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of any of Buyer or any of its Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Buyer or any of its Affiliates.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF ASCRIBE

Ascribe hereby represents and warrants to Seller and the Company, solely with respect to the obligations of Ascribe set forth in Section 2.3(b), Section 7.1, Section 8.4, and Article IX of this Agreement, as follows:

Section 6.1  Organization.  Ascribe is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

Section 6.2  Authorization.  Ascribe has the requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by Ascribe, and this Agreement constitutes, when duly executed by all other Parties thereto and delivered by Ascribe, as applicable, the legal, valid and binding obligation of Ascribe, enforceable against Ascribe in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 6.3  Consents and Approvals; No Violations.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the certificate of formation, limited liability company agreement or other similar organizational documents of Ascribe; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default under, in each case, in any material respect, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Ascribe is a party or by which Ascribe or any of its assets may be bound; or (d) violate any Law, order, injunction or decree applicable to Ascribe, excluding from the foregoing clause “(b),” such requirements (i) which would not prevent or materially restrict or delay the consummation by Ascribe of the transactions contemplated by this Agreement or the documents and agreements contemplated hereby or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Seller or the Group Companies.

Section 6.4  Ascribe Funds.  The Ascribe Funds have sufficient unfunded capital to fund the Par Value of the Senior Notes, and Ascribe is authorized to call capital from the Ascribe Funds for purposes of making payments pursuant to Section 7.1.

ARTICLE VII

COVENANTS

Section 7.1  Senior Notes.

(a)  At the Closing, Ascribe and Buyer will enter into the Exchange Agreement pursuant to which Ascribe will exchange its Senior Notes for common equity interests in Buyer.

(b)  If (i) Seller holds the Senior Notes until the first anniversary of the Closing Date (the “Holding Period”) or (ii) an Acceleration Event occurs prior to the first anniversary of the Closing Date, then within ten (10) Business Days following the date (the “Redemption Date”) that is the earlier of (A) the expiration of the Holding Period or (B) the date of an Acceleration Event, Ascribe shall, as agent for Seller, sell the Senior Notes for cash and pay the proceeds thereof to Seller.

(c)  If the sale of the Senior Notes by Ascribe in accordance with Section 7.1(b) or Section 7.1(d)(ii) results in a sale price for the Senior Notes (the “Sale Price”) less than the Par Value of the Senior Notes as of the date of such sale, Ascribe shall pay to Seller, in cash, the amount equal to the excess of the Par Value over the Sale Price (the “Make-Whole Payment”).  If the Sale Price for the Senior Notes is equal to or greater than the Par Value of the Senior Notes, then Ascribe shall not be obligated to pay, and Seller shall not be entitled to receive, any Make-Whole Payment. Furthermore, if the Sale Price for the Senior Notes is greater than the Par Value of the Senior Notes, then the amount equal to the excess of the Sale Price over the Par Value shall be paid to, or retained by, Ascribe (and Ascribe acknowledges and agrees that it shall take into account the amount of such excess it receives or retains for income tax reporting purposes). If Ascribe is unable to sell the Senior Notes as and when required pursuant to this Section 7.1, then Ascribe shall purchase the Senior Notes, for cash, at Par Value within fifteen (15) Business Days following the Redemption Date.

(d)  Notwithstanding anything in this Section 7.1 to the contrary,

(i) Seller shall have the right and continuing option to sell the Senior Notes at any time during the Holding Period; provided, however, that if Seller sells the Senior Notes during the Holding Period, Seller shall not be entitled to any Make-Whole Payment; and

(ii) Ascribe shall have the right and continuing option to cause Seller to sell the Senior Notes at any time during the Holding Period; provided, that, if Ascribe exercises its option pursuant to this Section 7.1(d)(ii), Ascribe shall arrange for the sale of the Senior Notes as agent for Seller.  If the sale of the Senior Notes in accordance with this Section 7.1(d)(ii) results in a Sale Price less than the Par Value of the Senior Notes, Ascribe shall pay to Seller the applicable Make-Whole Payment.

(e)  Any amounts payable to Seller under this Section 7.1 shall be paid to Seller within ten (10) Business Days following the sale of the Senior Notes pursuant to this Section 7.1.

(f)  At all times at and following the Closing, Ascribe shall cause the Ascribe Funds to reserve sufficient capital commitments to cover Ascribe’s potential payment obligations to Seller pursuant to Section 7.1(c) or Section 7.1(d)(ii), in a minimum amount equal to the Par Value of the Senior Notes. In the event a payment is required to be made by Ascribe to Seller pursuant to Section 7.1(c) or Section 7.1(d)(ii), Ascribe will cause the Ascribe Funds to fund the amount of such payment, which shall be paid directly or indirectly by Ascribe to Seller in accordance with this Section 7.1.

(g)  At all times following the Closing, if Ascribe arranges for the sale of the Senior Notes as agent for Seller, Seller shall provide such cooperation as shall reasonably be requested by Ascribe to facilitate and execute the sale of the Senior Notes, including, without limitation, establishing one or more accounts at financial institutions requested by Ascribe, providing know your customer and other information requested by any such financial institution and providing such documents and signatures as may be required in connection with the sale or transfer of the Senior Notes.

Section 7.2  Tax Matters.

(a)  Tax Returns.  Following the Closing, Seller shall prepare or cause to be prepared and file or cause to be filed, at the expense of Seller, all Tax Returns for the Group Companies for all Tax Periods ending on or prior to the Closing Date that are required to be filed after the Closing Date.  Such Tax Returns shall be prepared in a manner consistent with the past practices of the Group Companies, except as otherwise required by applicable Tax Law or changes in facts.  Seller shall permit Buyer to review and comment on such Tax Returns (together, with schedules, statements and, to the extent requested by Buyer, supporting documentation) at least 30 days prior to the due date for filing (including extensions) of such Tax Returns and shall revise such Tax Returns to reflect any reasonable comments made by Buyer prior to the filing of such Tax Returns.  If any such Tax Return must be signed by Buyer, any Affiliate thereof or the Group Companies (or any representative of the foregoing), Buyer agrees that it will, or will cause such other parties to, cooperate fully and punctually in signing such Tax Return in order to permit the timely filing of such Tax Return.  Following the Closing, Buyer shall prepare or cause to be prepared and file or cause to be filed, at the expense of Buyer, all Tax Returns for the Group Companies for all Straddle Periods.  Such Tax Returns shall be prepared in a manner consistent with the past practices of the Group Companies, except as otherwise required by applicable Tax Law or changes in facts.  Buyer shall permit Seller to review and comment on such Tax Returns (together, with schedules, statements and, to the extent requested by Seller, supporting documentation) at least 30 days prior to the due date for filing (including extensions) of such Tax Returns and shall revise such Tax Returns to reflect any reasonable comments made by Seller prior to the filing of such Tax Returns, but only to the extent the failure to include such comments could reasonably be expected to increase the Liability of the Seller for Taxes pursuant to this Agreement.  Any amended Tax Return of the Group Companies or claim for Tax refund on behalf of the Group Companies for any Pre-Closing Tax Period shall be filed, or caused to be filed, only by Seller.  Notwithstanding anything to the contrary anywhere in this Agreement, the Parties agree that all Transaction Deductions will be reported in Pre-Closing Tax Periods (and otherwise treated as attributable to Pre-Closing Tax Periods) to the extent permitted by Law.

(b)  Straddle Period.  Taxes for any Tax Period of the Group Companies that includes but does not end on the Closing Date (each such period, a “Straddle Period”) shall be allocated for all purposes of this Agreement (i) to the Pre-Closing Tax Period for the portion of the Straddle Period up to and including the close of business on the Closing Date and (ii) to the Post-Closing Tax Period for the portion of the Straddle Period subsequent to the Closing Date.  For that purpose, (A) real, personal and intangible property Taxes and any other Taxes levied on an annual or other periodic basis (“Per Diem Taxes”) of the Group Companies for a Straddle Period shall be allocated between the periods described in clauses “(i)” and “(ii)” of the preceding sentence on a per diem basis based on the number of days during the Straddle Period ending with and including the Closing Date and number of days during the Straddle Period commencing on the day after the Closing Date and (B) Taxes that are not Per Diem Taxes, including income Taxes and any transactional Taxes such as Taxes based on sales or revenue, of the Group Companies for a Straddle Period shall be allocated between the periods described in clauses “(i)” and “(ii)” of the preceding sentence as if such Tax Period ended as of the close of business on the Closing Date.  For purposes of clause “(B)” of the preceding sentence, any allocation of gross or net income or deductions or other items required to determine any Taxes attributable to such a Straddle Period shall be made by means of a closing of the books and records of the Group Companies as of the close of the Closing Date, provided, that exemptions, allowances and deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

(c)  Transfer Taxes.  Any and all Transfer Taxes shall be split between Buyer and Seller equally.  Seller shall timely and accurately file all necessary Tax Returns and other documentation with respect to Transfer Taxes or fees (the “Transfer Tax Returns”) and timely pay all such Transfer Taxes.  If required by applicable Tax Law, Buyer will join in the execution of any Transfer Tax Return.

(d)  Cooperation.  Buyer, the Group Companies and Seller and their respective Affiliates shall cooperate, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 7.2, any Audit, litigation or other proceeding with respect to Taxes, and other Tax matters addressed by this Section 7.2.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax matters and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Group Companies shall retain all books and records with respect to Tax matters pertinent to the Group Companies relating to any Tax Periods commencing on or before the Closing Date and shall abide by all record retention agreements entered into with any Tax Authority, and shall give Seller reasonable written notice prior to transferring, destroying or discarding any such books and records prior to the expiration of the applicable statute of limitations for that Tax Period, and, if Seller so requests, the Group Companies shall allow Seller to take possession of such books and records rather than destroying or discarding such books and records.

(e)  Dispute Resolution.  Any dispute, controversy, or claim between Buyer, on the one hand, and Seller, on the other hand, arising out of or relating to the provisions of this Agreement that relates to Taxes that cannot be resolved by negotiations between Buyer and Seller shall be submitted to the Accounting Firm for resolution.  The Accounting Firm shall control the proceedings related to the dispute resolution and may request such evidence and information as it deems necessary.  The Accounting Firm shall determine (it being understood that in making such determination, the Accounting Firm shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Buyer and Seller and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of any Tax, fee, deduction or other amount in dispute which, absent manifest error, shall be conclusive and binding on Buyer, Seller and their respective Affiliates.  In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such items claimed by either Party or less than the smallest value for such items claimed by either Party.  The fees, costs and expenses of the Accounting Firm shall be allocated to and borne by Buyer and Seller, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm.  For example, should the items in dispute total an amount equal to $1,000 and should the Accounting Firm award $600 in favor of Seller’s position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by Seller.

(f)  Seller’s Indemnification for Taxes.  Seller agrees to indemnify Buyer for (i) any Pre-Closing Taxes; (ii) any income Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the Group Companies (or their predecessors) is or was a member on or prior to the Closing Date, pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law or regulation and (iii) the failure of Seller to perform any covenant contained in this Agreement with respect to Taxes, including this Section 7.2, in each case, only if and to the extent such Taxes are not taken into account as a Liability in the calculation of Net Working Capital.  Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for U.S. federal income tax purposes.

(g)  Certain Refunds and Other Tax Benefits.  Any Tax refunds that are received by Buyer or the Group Companies, and any amounts credited against Tax to which Buyer or the Group Companies become entitled, that relate to a Pre-Closing Tax Period of the Group Companies shall be for the account of Seller, and Buyer shall pay over to Seller any such refund or the amount of any such credit within 15 days after receipt or entitlement thereto, except to the extent such refund or credit was treated as a current asset on the Final Working Capital Statement.

Section 7.3  Employees; Employee Benefits.

(a)  For the 12-month period following the Closing Date (the “Continuation Period”), Buyer shall provide, or shall cause the Company to continue providing, to each individual who is a Business Employee as of the Closing (each, a “Continuing Employee”): (i) a base salary or hourly wage rate, as applicable, that is at least equal to the base salary or hourly wage rate provided to such Continuing Employee immediately prior to the Closing, (ii) annual or other short-term cash bonus opportunities (for the avoidance of doubt, excluding equity and equity based rights) that are substantially comparable to those provided to such Continuing Employee immediately prior to Closing, and (iii) medical and defined contribution retirement benefits that are substantially comparable, in the aggregate, to those provided to similarly situated employees of Buyer or its Affiliates.  If Buyer terminates, or causes the Company to terminate, any Continuing Employee in the 6-month period following the Closing Date (each, a “Terminated Employee”), Buyer or the Company, as the case may be, shall provide to such Terminated Employee the amount of severance, as determined by Buyer in good faith, to which such Terminated Employee would have been entitled under the Company’s existing severance plan in place as of the Closing Date.

(b)  For all purposes, including vesting, eligibility to participate and level of benefits (other than benefits under defined benefit pension plans) under the Employee Benefit Plans of Buyer or its Affiliates (as applicable) providing benefits to Continuing Employees after the Closing in which such Continuing Employees are eligible to participate (the “New Plans”), each Continuing Employee in such plans shall be credited with his or her years of service with the Company and its predecessors prior to the Closing, to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any similar Employee Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing (such plans, collectively, the “Old Plans”); provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service.  In addition, and without limiting the generality of the foregoing, Buyer shall undertake commercially reasonable efforts to provide that (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under any Old Plan and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability, life insurance and/or other welfare benefits to any Continuing Employee (collectively, the “New Welfare Plans”), Buyer shall cause (A) all pre-existing conditions, exclusions or limitations, eligibility waiting periods and actively-at-work requirements of such New Welfare Plans to be waived for such Continuing Employee and his or her covered dependents (to the extent such conditions, exclusions, limitations, periods and requirements were waived or satisfied as of immediately prior to the Closing under comparable Old Plans), and (B) any eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Welfare Plan begins to be taken into account under such New Welfare Plan for purposes of satisfying all deductible, co-payment, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Welfare Plan.

(c)  As of the Closing, Seller and its Affiliates (other than the Group Companies) shall assume and/or retain sponsorship of and be solely responsible for all Liabilities relating to or at any time arising under or in connection with or pursuant to any Employee Benefit Plan or other plan, program, arrangement, or agreement providing compensation or benefits to any current or former director, officer, employee or other service provider of Seller or its Affiliates.

(d)  Nothing contained in this Section 7.3 or elsewhere in this Agreement, express or implied, shall confer upon any current or former Business Employee or Business Service Provider any right to continued employment or service (or resumed employment or service) subsequent to the Closing. This Section 7.3 shall operate exclusively for the benefit of the Parties and not for the benefit of any other Person, including any current or former Business Employees or the Continuing Employees, which Persons shall have no rights to enforce this Section 7.3 of this Agreement.  Nothing in this Section 7.3 shall:  (i) create any third party rights in any current or former Business Employee or Business Service Provider (including any beneficiary or dependent thereof) or (ii) be treated as an amendment of any Employee Benefit Plan or restrict the ability of the Parties or their Affiliates to amend, modify, discontinue or terminate any Employee Benefit Plan or any other employee benefit plan, practice or policy established or maintained by the Parties or their Affiliates.

Section 7.4  Confidentiality.  As of the Closing Date, the Confidentiality Agreement shall be terminated and have no further force or effect.

Section 7.5  Noncompetition.

(a)  During the period commencing on the Closing Date until the 2-year anniversary of the Closing Date and subject to Section 7.5(b), without the express, prior written consent of Buyer, Seller and its Affiliates agree not to, directly or indirectly, including as partner, member, stockholder or investor or in any other capacity, own, control, manage, operate or participate in, the Business.

(b)  Notwithstanding the foregoing, nothing contained in Section 7.5(a) shall prohibit Seller or its Affiliates from acquiring (or owning or operating after its acquisition) any diversified business that engages in the Business so long as (i) the closing of such business acquisition occurs at least 12 months after the date of this Agreement and (ii) such business’ revenues derived from the Business for its fiscal year prior to when the acquisition occurs constitute no more than 10% of such business’ revenues for such fiscal year.

(c)  Seller and Buyer agree that the terms of the covenants in this Section 7.5 are fair and reasonable with respect to its duration, geographical area and scope, are necessary to accomplish the full transfer of the goodwill and other intangible assets contemplated hereby, and were a material and necessary inducement for Purchaser to agree to the transactions herein contemplated.  In the event that any provision contained in Section 7.5 shall be determined by any court of competent jurisdiction or any Governmental Entity to be unenforceable for any reason whatsoever (including in relation to duration or the scope of the activities covered thereby), then the Parties agree that the court should redefine such covenant so as to comply with applicable Law, it being specifically agreed by the Parties that it is each of their continuing desire that each covenant in this Section 7.5 be enforced to the full extent of its terms and conditions.

Section 7.6  R&W Policy.  Exhibit 7.6 sets forth the binder for the R&W Policy. The R&W Policy shall provide that the insurers thereunder may not seek to or enforce any subrogation rights it might have against Seller (except in the case of Fraud by Seller), which provision shall not be amended by Buyer following the Closing in a manner that would adversely affect the rights or obligations of Seller hereunder or thereunder without the prior written consent of Seller.

Section 7.7  Access to Excluded Facilities.

(a)  For a period of 60 days after the Closing Date, (i) Seller shall afford (and shall cause its Affiliates, employees, representatives and agents to afford) to Buyer and its Affiliates, employees, representatives and agents reasonable access to leased land, buildings, improvements and facilities set forth on Schedule 7.7 (the “Excluded Facilities”), upon advance written notice and during normal business hours for the purpose of removing, at Seller’s sole cost and expense, the inventory set forth on Schedule 7.7 that is physically located at any Excluded Facility.

(b)  To the fullest extent permitted by Law:

(i)  Seller and its Affiliates, employees, representatives and agents shall (A) not be responsible or liable to Buyer for personal injuries or property damage sustained by Buyer or its Affiliates, employees, representatives and agents in connection with the access provided pursuant to this Section 7.7 and (B) shall be indemnified and held harmless by Buyer for any Losses suffered by any such Persons in connection with any such personal injuries and property damages, EXCEPTING LOSSES ACTUALLY RESULTING ON THE ACCOUNT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER; and

(ii)  Buyer and its Affiliates, employees, representatives and agents shall (A) not be responsible or liable to Seller for personal injuries or property damage sustained by Seller or their respective Affiliates, employees, representatives and agents in connection with the access provided pursuant to this Section 7.7 and (B) shall be indemnified and held harmless by Seller for any Losses suffered by any such Persons in connection with any such personal injuries and property damage, EXCEPTING LOSSES ACTUALLY RESULTING ON THE ACCOUNT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF BUYER; provided, however, that Buyer shall indemnify Seller and its respective Affiliates, employees, representatives and agents for any property damage sustained to the Excluded Facilities in connection with Buyer’s exercise of its rights under Section 7.7(a), and any such property damage shall be recoverable from Buyer.

Section 7.8  Access to Information; Confidentiality.

(a)  In connection with Buyer’s filing obligations under applicable securities Laws, Seller and its Affiliates shall cooperate with Buyer and shall (i) give Buyer and its authorized representatives reasonable access to the books, records, work papers, offices and other facilities and properties of the Group Companies, (ii) permit Buyer to make such inspections thereof as Buyer may reasonably request and (iii) cause the officers of each of the Group Companies to furnish Buyer with such financial and operations data and other information as Buyer may reasonably request; provided, however, that any such investigation shall be conducted during normal business hours under the supervision of the applicable personnel of Seller, the Company or their Affiliates and in such a manner as to not interfere unreasonably with the operations of the Group Companies.  Neither Seller nor the Group Companies shall be under any obligation to disclose to Buyer (A) any information the disclosure of which is restricted by Contract or Law, (B) any information that, in the reasonable judgment of Seller or the Group Companies, as the case may be, would result in the disclosure of any trade secrets or competitively sensitive information or (C) any information that consists of accounting workpapers or that may adversely affect the attorney-client privilege of Seller or the Group Companies, as the case may be; provided, however, that Seller and the Group Companies shall use commercially reasonable efforts to provide appropriate substitute arrangements in circumstances where this sentence applies.

(b)  Following the Closing, the Parties shall cooperate with each other reasonably and in good faith, and in a timely manner, in connection with all Seller Litigation matters, by providing access to all such information and people as may be reasonably requested by any Party with respect to such matters.

(c)  Following the Closing, the Seller and its Affiliates shall treat all documents and other information concerning the Group Companies, including all documents and information furnished to Buyer in connection with this Agreement or the transactions contemplated hereby, (together, “Confidential Information”) as confidential and refrain from using any Confidential Information. In the event that Seller or any of its Affiliates or representatives is requested or required pursuant to a written or oral question or request for information or documents in any Action to disclose any Confidential Information by judicial or administrative process or by other requirements of any applicable Law, Seller will notify Buyer promptly of the request or requirement, so Buyer may seek an appropriate protective order.  If, in the absence of a protective order, Seller or such Affiliate is, on the advice of counsel, required or compelled to disclose any such Confidential Information by judicial or administration process or by other requirements of any applicable Law, Seller or such Affiliate may disclose such Confidential Information to the extent so required to be disclosed, without liability hereunder; provided, however that Seller and its Affiliates shall reasonably cooperate with Buyer’s efforts (if any) to obtain a protective order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed. Confidential Information does not include information that is generally available to the public immediately prior to the time of disclosure unless such Confidential Information is so available due to the actions of Seller or any of its respective Affiliates or representatives.

Section 7.9  Interest Reimbursement. Upon the receipt of the first payment of interest in the full amount of $1,843,625 on the Senior Notes (that is payable with respect to the time period beginning October 1, 2019 and ending March 31, 2020) after Seller takes delivery of the Senior Notes from Ascribe, Seller shall, not more than two Business Days after the receipt of such payment, pay by wire transfer to the bank account or accounts designated by Buyer, $1,466,793 to Buyer, which shall represent a reimbursement of the interest accrued upon the Senior Notes prior to the Senior Notes being delivered to Seller pursuant to this Agreement.

Section 7.10  Reimbursement of Certain Payments. Following the Closing, Buyer shall reimburse  Seller and its Affiliates for any post-Closing payments (including deductible payments or any payments that erode retention amounts under insurance coverage policies, and other non-insured payments)  made by Seller or its Affiliates on account of  any claims or litigation matters set forth on Schedule 3.11, exclusive, however, of  any Seller Litigation.  Buyer shall make such reimbursement payments promptly following receipt of an invoice therefor (accompanied by reasonable supporting documentation) from Seller. For clarity, neither Seller not its Affiliates shall be entitled to reimbursement for any such  payments made  prior to the Closing Date.

ARTICLE VIII

CLOSING

Section 8.1  Closing.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur contemporaneously with the execution and delivery of this Agreement.  The date of the Closing shall be referred to herein as the “Closing Date.”  The Closing shall take place at the offices of King & Spalding LLP located at 1100 Louisiana Street, Suite 4000, Houston, Texas 77002, at 7:45 a.m. Houston, Texas time, or at such other place or at such other time as Seller and Buyer may agree in writing.

Section 8.2  Deliveries by Seller.  At the Closing, Seller will deliver or cause to be delivered to Buyer (unless delivered previously) the following:

(a)  the certificates (if certificated) for the Shares, together with a duly executed stock power from Seller, evidencing the transfer to Buyer of the beneficial and record ownership of the Shares, effective immediately upon the Closing;

(b)  the Escrow Agreement executed by Seller;

(c)  an Employment Agreement (the “Employment Agreement”) entered into by Jack Renshaw and Buyer, effective as of the Closing Date, and attached hereto as Exhibit 8.2(c);

(d)  a certificate executed by Seller, dated as of the Closing Date and prepared in accordance with Treasury Regulations section 1.1445-2(b), establishing that Seller is not a “foreign person” for purposes of section 1445 of the Code;

(e)  the resignations of the directors and officers, effective as of the Closing Date, of the Group Companies;

(f)  the Transition Services Agreement executed by Seller and the Company;

(g)  the Release and Termination Agreements; and

(h)  the Consent to Second Amended and Restated Asset-Based Revolving Credit Agreement, dated as of March 9, 2020, by and among Keane Group Holdings, LLC, certain Loan Parties thereto, certain Lenders party thereto and Bank of America, N.A., as Administrative Agent.

Section 8.3  Deliveries by Buyer.  At the Closing, Buyer will deliver or cause to be delivered to Seller the following:

(a)  the Closing Payment to be paid at the Closing and such other amounts to be paid at Closing by Buyer pursuant to Section 2.3, paid and delivered in accordance with such Section;

(b)  the Transition Services Agreement executed by Buyer; and

(c)  the Escrow Agreement executed by Buyer.

Section 8.4  Deliveries by Ascribe.  At the Closing, Ascribe will deliver or cause to be delivered to Seller, the Senior Notes and the Ascribe Guarantees.

ARTICLE IX

INDEMNIFICATION

Section 9.1  Survival.

(a)  Subject to Section 9.1(b) and Section 9.1(f), the representations and warranties made by the Company and Seller in this Agreement or in any certificates or documents delivered hereunder, in each case other than the Fundamental Representations and the representations and warranties made by the Company and Seller in Section 3.6 (Financial Statements) and Section 3.9 (Real Property and Personal Property), shall survive until 11:59 p.m. Central time on that date that is 12 months after the Closing Date; provided, however, that if at any time prior to such time, a Buyer Indemnified Party delivers to a Indemnifying Party a written notice alleging the existence of an inaccuracy in or a breach of any such representations and warranties and asserting a claim for recovery pursuant to the terms of Article IX hereunder, then the claim asserted in such notice shall survive until such claim is fully and finally resolved.  All pre-Closing covenants and agreements of Seller and the Company shall expire as of the Closing Date.  Except as hereinafter provided, all post-Closing covenants and agreements of Seller and the Company shall survive the Closing until satisfied pursuant to their terms.  Notwithstanding the foregoing, Seller’s obligations with respect to Section 9.2(h) shall survive only until 11:59 p.m., Central time on the first anniversary of the Closing Date, and, for clarity, only with respect to claims for recovery thereunder asserted pursuant to the terms of Article IX on or prior to such anniversary date.

(b)  Subject to Section 9.1(f), each Fundamental Representation made by the Company and Seller in this Agreement or in any certificates or documents delivered hereunder with respect to such representations and warranties, shall survive until 11:59 p.m. Central time on that date that is the longer of (i) three (3) years after the Closing Date and (ii) the expiration of the longest statute of limitations (as it may be and is actually extended) applicable to a Buyer Indemnified Party’s right of recovery for the inaccuracy or breach of such representation; provided, however, that if at any time prior to such time, a Buyer Indemnified Party delivers to a Indemnifying Party a written notice alleging the existence of an inaccuracy in or a breach of a Fundamental Representation and asserting a claim for recovery pursuant to the terms of Article IX hereunder, then the claim asserted in such notice shall survive until such claim is fully and finally resolved.

(c)  Subject to Section 9.1(f), (i) the representations and warranties made by the Company in Section 3.6 (Financial Statements) or in any certificates or documents delivered hereunder with respect to such representations and warranties shall survive until 11:59 p.m. Central time on that date that is 18 months after the Closing Date; and (ii) the representations and warranties made by the Company in Section 3.9 (Real Property and Personal Property) or in any certificates or documents delivered hereunder with respect to such representations and warranties shall survive until 11:59 p.m. Central time on that date that is 2 years after the Closing Date; provided, however, that if at any time prior to such time, a Buyer Indemnified Party delivers to a Indemnifying Party a written notice alleging the existence of an inaccuracy in or a breach of any such representations or warranties and asserting a claim for recovery pursuant to the terms of Article IX hereunder, then the claim asserted in such notice shall survive until such claim is fully and finally resolved.

(d)  Subject to Section 9.1(e) and Section 9.1(f), the representations and warranties made by Buyer and Ascribe in this Agreement or in any certificates or documents delivered hereunder, in each case other than the Fundamental Representations, shall survive until 11:59 p.m. Central time on that date that is 12 months after the Closing Date; provided, however, that if at any time prior to such time, a Seller Indemnified Party delivers to a Indemnifying Party a written notice alleging the existence of an inaccuracy in or a breach of any such representations and warranties and asserting a claim for recovery pursuant to the terms of Article IX hereunder, then the claim asserted in such notice shall survive until such claim is fully and finally resolved. All pre-Closing covenants and agreements of Buyer and Ascribe shall expire as of the Closing Date. All post-Closing covenants and agreements of Buyer and Ascribe shall survive the Closing until satisfied pursuant to their terms.

(e)  Subject to Section 9.1(f), each Fundamental Representation made by Buyer and Ascribe in this Agreement or in any certificates or documents delivered hereunder with respect to such representations and warranties shall survive until 11:59 p.m. Central time on that date that is the longer of (i) three (3) years after the Closing Date and (ii) the expiration of the longest statute of limitations (as it may be and is actually extended) applicable to a Seller Indemnified Party’s right of recovery for the inaccuracy or breach of such representation; provided, however, that if at any time prior to such time, a Seller Indemnified Party delivers to a Indemnifying Party a written notice alleging the existence of an inaccuracy in or a breach of a Fundamental Representation and asserting a claim for recovery pursuant to the terms of Article IX hereunder, then the claim asserted in such notice shall survive until such claim is fully and finally resolved.

(f)  Notwithstanding anything to the contrary set forth in Section 9.1(a), Section 9.1(b), Section 9.1(c), Section 9.1(d) or Section 9.1(e), the survival limitations set forth in Section 9.1(a), Section 9.1(b), Section 9.1(c), Section 9.1(d) and Section 9.1(e) shall not apply in the event of any Fraud with respect to a Party.

Section 9.2  Indemnification Obligations of Seller.  Subject to the provisions of this Article IX, from and after the Closing, Seller shall indemnify and hold harmless, and shall compensate and reimburse, each of the Buyer Indemnified Parties from, against and in respect of any and all Losses which are directly or indirectly suffered or incurred by them at any time, or to which any of the Buyer Indemnified Parties may otherwise directly or indirectly become subject at any time (regardless of whether or not such Losses relate to any third party claim) and which arise directly or indirectly from or as a result of, or are directly or indirectly connected with:

(a)  any breach of any representation or warranty made by the Company or Seller in Article III or Article IV (without giving effect to any materiality, Material Adverse Effect or similar qualifications limiting the scope of such representation or warranty, other than with respect to Section 3.6(a)(ii) and Section 3.8(b), in which case such language shall be given effect);

(b)  any breach of any covenant, agreement or undertaking made by the Company (to the extent performed or to be performed by the Company prior to the Closing) or Seller in this Agreement;

(c)  violations of the Plea Agreement or any judgments (including the Court Judgment) entered or amendments made thereto, occurring prior to the Closing;

(d)  any claim or right asserted or held by any person who is or at any time was an officer, director, employee or agent of any Group Company (against Seller, any Group Company or any Affiliate of Seller or against any other Person) involving a right or entitlement or an alleged right or entitlement to employment, indemnification, reimbursement of expenses or any other relief or remedy (under the Certificate of Incorporation (or other similar governing document) of any Group Company, under any indemnification agreement or similar Contract, under any Law or otherwise) with respect to any act or omission on the part of such person or any event or other circumstance that arose, occurred or existed at or prior to the Closing Date;

(e)  any Fraud;

(f)  any Company Indebtedness or Seller Transaction Expenses in excess of the respective amounts, if any, paid on the Closing Date pursuant to Section 2.3 or otherwise set forth on the Final Working Capital Statement;

(g)  the Seller Litigation, but only with respect to Losses incurred in respect thereof after the date hereof;

(h)  the presence prior to the Closing Date of any Hazardous Substances at concentrations in excess of those permitted under applicable Environmental, Health & Safety Laws at, on, in or under the Company Property, or any property formerly owned, leased or occupied by any Group Company, or any noncompliance with any Environmental, Health & Safety Law by any Group Company prior to the Closing; and

(i)  all Liabilities relating to or at any time arising under or in connection with or pursuant to any Employee Benefit Plan or other plan, program, arrangement, or agreement providing compensation or benefits to any current or former director, officer, employee or other service provider of Seller or its Affiliate.

The Losses of the Buyer Indemnified Parties described in this Section 9.2 as to which the Buyer Indemnified Parties are entitled to indemnification are collectively referred to as “Buyer Losses.”

Section 9.3  Indemnification Obligations of Buyer.  Buyer shall indemnify and hold harmless each of the Seller Indemnified Parties from, against and in respect of any and all Losses arising out of:

(a)  any breach of any representation or warranty made by Buyer in Article V; and

(b)  any breach of any covenant, agreement or undertaking made by Buyer in this Agreement.

The Losses of the Seller Indemnified Parties described in this Section 9.3 and the Losses of the Seller Indemnified Parties described in Section 9.4 hereof as to which the Seller Indemnified Parties are entitled to indemnification are collectively referred to as “Seller Losses.”

Section 9.4  Indemnification Obligations of Ascribe and Seller.

(a)  Subject to the provisions of this Article IX, Ascribe shall indemnify and hold harmless each of the Seller Indemnified Parties from, against and in respect of any and all Losses arising out of:

(i)  any breach of any representation or warranty made by Ascribe in Article VI; and

(ii)  any breach of any covenant, agreement or undertaking made by Ascribe in Section 2.3(b), Section 7.1 and Section 8.4 of this Agreement; provided, however, that Ascribe’s sole covenant, agreement or undertaking with respect to the Senior Notes under Section 2.3(b) and Section 8.4 of this Agreement is to assign the Senior Notes to Seller free and clear of all Liens created by, through or under Ascribe and notwithstanding any other provision of this Agreement Ascribe shall have no liability or obligation arising out of or relating to any acts or omissions by, or the status of, or any facts pertaining to, Seller or Buyer.

(b)  Subject to the provisions of this Article IX, Seller shall indemnify and hold harmless each of the Ascribe Indemnified Parties from, against and in respect of any and all Losses arising out of any breach of any covenant, agreement or undertaking made by Seller in Section 7.1(g) of this Agreement.

(c)  Notwithstanding any other provision of this Agreement, the maximum liability of Ascribe to the Seller Indemnified Parties or of Seller to the Ascribe Indemnified Parties under this Agreement shall be an amount equal to the Make-Whole Payment, plus the proceeds of the sale, transfer or other disposition of the Senior Notes in the event Ascribe acts as agent for Seller, and plus the reasonable costs and expenses (including reasonable attorney’s fees and expenses) incurred by the Indemnified Party in enforcing its rights against Ascribe or Seller, as the case may be, under this Agreement.

Section 9.5  Indemnification Procedure.

(a)  Promptly after receipt by an Indemnified Party of notice from a third party of a threatened or filed complaint or the threatened or actual commencement of any audit, investigation, action or proceeding (a “Third Party Claim”) with respect to which such Indemnified Party may be entitled to indemnification hereunder, such Indemnified Party shall provide written notification to Buyer, Seller or Ascribe, as the case may be, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim, whichever is the appropriate indemnifying Party hereunder (the “Indemnifying Party”); provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) material prejudice to the Indemnifying Party with respect to such claim.  Buyer shall have the right, at its sole discretion, to control the defense of any Third Party Claim that (1) relates to the Business or the Company or any of its Subsidiaries, including those asserted on behalf of a customer or supplier of any Group Company, (2) seeks an injunction or other equitable relief against any Group Company or with respect to the Business or (3) alleges criminal liability with respect to any Group Company (together, the “Buyer Controlled Claims”), including the employment of counsel reasonably satisfactory to Seller and the payment of the fees and disbursements of such counsel, and, to the extent that a Buyer Controlled Claim is required to be indemnified by Seller pursuant to Section 9.2, Buyer’s reasonable expenses related to the defense of a Buyer Controlled Claim shall be borne and paid exclusively by Seller; provided, Seller shall have the right to participate in the defense of any Buyer Controlled Claim with counsel selected by them subject to Buyer’s right to control the defense thereof and Seller’s reasonable expenses related to such participation in a Buyer Controlled Claim shall be borne and paid exclusively by Seller. The Buyer Indemnified Parties shall at all times use reasonable efforts to keep Seller reasonably apprised of the status of any Buyer Controlled Claim and to cooperate in good faith with each other with respect to the defense of any such matter. For any Third Party Claim that is not a Buyer Controlled Claim, upon written notice to the Indemnified Party, the Indemnifying Party shall have the right to assume the defense of such Third Party Claim at the Indemnifying Party’s sole expense and with counsel reasonably satisfactory to the Indemnified Party; provided, that the Indemnified Party may join in the defense of such Third Party Claim at its sole expense and with counsel reasonably satisfactory to the Indemnifying Party.

(b)  No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)  If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a Third-Party Claim, such Indemnified Party shall send written notice of such claim to the Indemnifying Party, but in any event not later than 30 calendar days after the Indemnified Party becomes aware of such claim.  Such notice shall specify in reasonable detail the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, arbitration, litigation or otherwise) and, within five Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder, if any.

Section 9.6  Liability Limits.  Notwithstanding anything to the contrary set forth in this Agreement, Seller’s obligation to indemnify, defend and hold the Buyer Indemnified Parties harmless shall be limited as follows:

(a)  no amounts of indemnity shall be payable pursuant to Section 9.2(a) unless and until the Buyer Indemnified Parties shall have suffered Buyer Losses in excess of $468,500 (the “Deductible Amount”) in the aggregate, in which case the Buyer Indemnified Parties shall be entitled to recover only Buyer Losses in excess of the Deductible Amount; provided, however, that Buyer Losses arising under Section 9.2(a) to the extent based on (i) Fundamental Representations or (ii) Fraud shall not, in each case, be subject to the Deductible Amount;

(b)  in no event shall the aggregate amount of indemnity required to be paid by Seller pursuant to Section 9.2(a) exceed the Cap Amount; provided, that the limitation set forth in this Section 9.6(b) shall not apply to (i) Fraud (it being understood that there shall be no limitation on the liability of Indemnifying Parties directly or indirectly involved in any Fraud) or (ii) the matters referred in Section 9.2(b) through Section 9.2(i);

(c)  no Losses may be claimed by any Buyer Indemnified Party pursuant to Section 9.2(h) or shall be reimbursable by, Seller, other than Buyer Losses in excess of One Hundred Fifty Thousand Dollars ($150,000) (the “Environmental Threshold Amount”) resulting from a single claim or aggregated claims;

(d)  in no event shall the aggregate amount of indemnity required to be paid by Seller pursuant to Section 9.2(h) exceed Two Million Dollars ($2,000,000);

(e)  notwithstanding anything to the contrary contained in Section 9.2, but subject to the other limitations contained in this Article IX, any liability for indemnification obligations for Buyer Losses under Section 9.2(a) shall be satisfied solely up to the Cap Amount and, in the event that a claim for indemnification is made pursuant to Section 9.2 in excess of the Cap Amount, then such Buyer Losses will remain unsatisfied other than as covered by the R&W Policy and no Buyer Indemnified Party shall be entitled to recover any such shortfalls from Seller;

(f)  for purposes of computing the aggregate amount of indemnifiable claims against Seller, the amount of each claim for Buyer Losses by a Buyer Indemnified Party shall be deemed to be an amount equal to, and any payments by Seller pursuant to Section 9.2 shall be limited to, the amount of such Buyer Losses that remain after deducting therefrom any third party insurance proceeds and any indemnity, contributions or other similar payment payable;

(g)  the amount of indemnity payable pursuant to Section 9.2 with respect to any Buyer Loss shall be reduced to the extent such Buyer Loss is reflected on the Final Working Capital Statement;

(h)  any Indemnified Party that becomes aware of a Loss for which it seeks indemnification under this Article IX shall be required to use commercially reasonable efforts to mitigate such Loss and an Indemnifying Party shall not be liable for any Loss to the extent that it is attributable to the Indemnified Party’s failure to mitigate following a reasonable request;

(i)  in any case where a Buyer Indemnified Party recovers from any third party any amount in respect of a matter with respect to which Seller has made indemnification payments to Buyer pursuant to this Agreement, such Buyer Indemnified Party shall promptly pay over to Seller the lesser of the amount so recovered and the aggregate of such indemnification payments;

(j)  the liability of Seller for Buyer Losses shall be considered in the aggregate and shall be determined on a cumulative basis so that all Buyer Losses incurred under Article IX shall be combined for purposes of determining limitations on liability, including the maximum liability amounts described above;

(k)  in any claim for indemnification under this Agreement, no Party shall be required to indemnify any Person for punitive or exemplary damages, except to the extent such damages are payable pursuant to a Third-Party Claim;

(l)  any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for U.S. federal income tax purposes; and

(m)  for the avoidance of doubt, this Section 9.6 shall not apply to any liability for indemnification obligation arising under Section 7.2(f).

Section 9.7  Knowledge Not Affected. Seller hereby agrees that (a) the Buyer Indemnified Parties’ right to indemnification, compensation and reimbursement contained in this Article IX relating to the representations and warranties of or relating to Seller or any Group Company are part of the basis of the bargain contemplated by this Agreement and (b) such representations and warranties (as modified  by disclosures in the Schedules) and the rights and remedies that may be exercised by the Buyer Indemnified Parties with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and Buyer shall be deemed to have relied upon such representations and warranties (as modified by disclosures in the Schedules) any knowledge on the part of any of Buyer, its Affiliates or any of their representatives, regardless of whether obtained through any investigation by Buyer, its Affiliates or any of their representatives through disclosure by Seller, any Group Company or any other Person (other than as set forth in the Schedules), and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement.

Section 9.8  Election of Claims. In the event that any Party alleges that they are entitled to indemnification hereunder, and that Party’s claim is covered under more than one provision of this Agreement, such Party shall be entitled to elect the provision or provisions under which it may bring a claim for indemnification. For the avoidance of doubt, in no event shall the existence of multiple applicable provisions of this Agreement permit an Indemnified Party to recover the amount of any Losses suffered by such Party more than once.

Section 9.9  Exclusive Remedies.  Except as provided for in Section 7.2(f), the Parties acknowledge and agree that following the Closing, (a) the indemnification provisions of this Article IX shall be the sole and exclusive remedies of the Parties for any breach by the other party of the representations and warranties in this Agreement and for any failure by the other party to perform or comply with the covenants or agreements contemplated by this Agreement, except (i) that if any of the covenants or agreements contemplated by this Agreement are not performed in accordance with their terms, the parties shall be entitled to specific performance of the terms of the terms thereof and (ii) in the case of Fraud shall not be so limited and (b) no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any Party to rescind this Agreement or any of the transactions contemplated.

ARTICLE X

MISCELLANEOUS

Section 10.1  Fees and Expenses.  Except as otherwise expressly provided herein, (a) Buyer shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel and (b) the Seller Transaction Expenses shall be paid by Seller to the extent not payable by Buyer pursuant to Section 2.3(a)(iii) or not otherwise accrued as a current liability on the Final Working Capital Statement.

Section 10.2  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or (b) on the next Business Day when sent by overnight courier to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Buyer, to:

Basic Energy Services, Inc.
801 Cherry Street, Suite 2100
Fort Worth, Texas 76102
Attention: David Schorlemer
Senior Vice President and Chief Financial Officer

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP
 200 Crescent Court, Suite 300
 Dallas, Texas 75201
 Attention:  James R. Griffin
 Email:        james.griffin@weil.com

If to Ascribe, to:

Ascribe III Investments LLC
299 Park Avenue, 34th Floor
New York, NY 10171
Attention: Lawrence First

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention: Warren S. de Wied
Email:warren.de.wied@friedfrank.com

If to Seller or the Group Companies (prior to the Closing Date) to:

NexTier Completion Solutions
3990 Rogerdale
Houston, TX 77042
Attention:  Kevin McDonald
EVP, Chief Administrative Officer & General Counsel

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309-3521
Attention:  Russell B. Richards
Email:        rrichards@kslaw.com

Section 10.3  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4  Binding Effect; Assignment.  This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties; provided, that Buyer may assign its rights, interests and obligations hereunder (a) to any direct or indirect wholly-owned subsidiary or to any Affiliate of which Buyer is a direct or indirect wholly-owned subsidiary, (b) as collateral for the purpose of securing obligations under any financing arrangements and (c) to the provider of the R&W Policy obtained by Buyer in the case of Fraud by Seller.

Section 10.5  No Third-Party Beneficiaries.  This Agreement is exclusively for the benefit of the Parties, and, as applicable, their respective successors and permitted assigns.

Section 10.6  Headings.  The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 10.7  Consent to Jurisdiction.  EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS SITTING IN STATE OF DELAWARE FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY AND AGREES THAT ALL CLAIMS IN RESPECT OF THE SUIT, ACTION OR OTHER PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT.  EACH PARTY AGREES TO COMMENCE ANY SUCH SUIT, ACTION OR OTHER PROCEEDING IN THE STATE AND FEDERAL COURTS SITTING IN THE STATE OF DELAWARE.  EACH PARTY WAIVES ANY DEFENSE OF IMPROPER VENUE OR INCONVENIENT FORUM TO THE MAINTENANCE OF ANY ACTION OR PROCEEDING SO BROUGHT AND WAIVES ANY BOND, SURETY OR OTHER SECURITY THAT MIGHT BE REQUIRED OF ANY OTHER PARTY WITH RESPECT THERETO.  ANY PARTY MAY MAKE SERVICE ON ANY OTHER PARTY BY SENDING OR DELIVERING A COPY OF THE PROCESS TO THE PARTY TO BE SERVED AT THE ADDRESS AND IN THE MANNER PROVIDED FOR THE GIVING OF NOTICES IN Section 10.2.  NOTHING IN THIS Section 10.7, HOWEVER, SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR AT EQUITY.  EACH PARTY AGREES THAT A FINAL JUDGMENT IN ANY ACTION OR PROCEEDING SO BROUGHT SHALL BE CONCLUSIVE AND MAY BE ENFORCED BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW OR AT EQUITY.

Section 10.8  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 10.9  Entire Agreement.  This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement and the other documents delivered pursuant to this Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

Section 10.10  Governing Law.  THIS AGREEMENT AND ANY LEGAL DISPUTE ARISING UNDER OR RELATED IN ANY WAY TO THIS AGREEMENT, THE RELATIONSHIP OF THE PARTIES, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HEREUNDER OR RELATED IN ANY WAY TO THE FOREGOING, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAW OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

Section 10.11  Specific Performance.  The Parties acknowledge and agree that any breach of the terms of this Agreement could give rise to irreparable harm for which money damages may not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

Section 10.12  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 10.13  Amendment; Modification.  This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 10.14  Schedules.  Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement to the extent that such disclosure is set forth with such specificity that it is readily apparent on the face of such disclosure that such disclosure is applicable to such Sections.  The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules hereto is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.  Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any Schedule hereto is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any Schedule is or is not in the Ordinary Course for purposes of this Agreement.

Section 10.15  Time of Essence.  With regard to all dates and time periods set forth in this Agreement, time is of the essence.

Section 10.16  Limitation of Liability.  In no event shall Buyer be liable for Ascribe’s breach or failure to perform its obligations under this Agreement, in any manner, and Seller and the Company each agree and acknowledge that with respect to any Liabilities arising from any such breach or failure to perform by Ascribe, Seller and the Company’s sole recourse with respect to such Liability shall be to Ascribe.

Section 10.17  Privilege; Counsel.  King & Spalding LLP has been engaged by the Group Companies and Seller to represent them in connection with the transactions contemplated by this Agreement.  Buyer (on its behalf and on behalf of its Affiliates) hereby (a) agrees that, in the event that a dispute arises after the Closing between Buyer or any of its Affiliates, on the one hand, and Seller, on the other hand, with respect to the transactions contemplated by this Agreement, King & Spalding LLP may represent Seller in such dispute even though the interests of Seller may be directly adverse to Buyer, the Group Companies, or any of their respective Affiliates and even though King & Spalding LLP may have represented the Group Companies in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer or the Group Companies and (b) waives any conflict in connection therewith. Buyer (on its behalf and on behalf of its Affiliates) further understands and agrees that the parties have each undertaken commercially reasonable efforts to prevent the disclosure of confidential or attorney-client privileged information.  Notwithstanding those efforts, Buyer (on its behalf and on behalf of its Affiliates) further agrees that, notwithstanding anything in this Agreement to the contrary, as to all communications among any of King & Spalding LLP, the Company, or the Sellers (including any of their respective directors, officers or employees and the Sellers’ Representative) that relate to this Agreement or the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Sellers and shall be controlled by the Sellers and shall not pass to or be claimed by Buyer, the Company, or any of their respective Affiliates.  Buyer (on its behalf and on behalf of its Affiliates) further understands and agrees that the consummation of the transactions contemplated by this Agreement may result in the inadvertent disclosure of information that may be confidential or subject to a claim of privilege.  Buyer (on its behalf and on behalf of its Affiliates) further understands and agrees that any disclosure of information that may be confidential or subject to a claim of privilege will not prejudice or otherwise constitute a waiver of any claim of privilege.  Buyer (on its behalf and on behalf of its Affiliates) agrees to use commercially reasonable efforts to return promptly any inadvertently disclosed information to the appropriate Person upon becoming aware of its existence.  Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Group Companies, or any of their respective Affiliates and a third party other than a party to this Agreement after the Closing, the Group Companies may assert the attorney-client privilege to prevent disclosure of confidential communications by King & Spalding LLP to such third party; provided, however, that the Group Companies may not waive such privilege without the prior written consent of Seller.  King & Spalding LLP shall be a third-party beneficiary for purposes of this Section 10.17.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

BUYER:

BASIC ENERGY SERVICES, INC.

By	/s/ Keith Schilling
	Name:	Keith Schilling
	Title:	President & CEO

ASCRIBE:

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

COMPANY:

C&J WELL SERVICES, INC.

By:	/s/ Robert W. Drummond
	Name:	Robert W. Drummond
	Title:	Chief Executive Officer

SELLER:

NEXTIER HOLDING CO.

By:	/s/ Robert W. Drummond
	Name:	Robert W. Drummond
	Title:	Chief Executive Officer